

The year of well planned growth

Alliance Bankshares Corporation
2004 Annual Report

2004 was a year of solid growth for Alliance across the board. But more than ensure positive fiscal gain, we took great strides to address several important initiatives that will contribute to our continued growth in the future. Several key staff positions were filled with remarkably qualified individuals, giving our entire management team new perspectives and new energy to address the evolving banking industry. Significant investments were made in a variety of core programs and divisions, ensuring that Alliance has the infrastructure to maintain its fundamental promise of delivering **"small bank service backed by big bank thinking."**

Facing yet another year of uncertain market conditions, careful and responsible growth is our mandate. The coming year will see additional branch expansion and continued enhancement of our primary strengths – banking, investment and mortgage services.

2004 AT A GLANCE

- Total Earnings.......................... $2.8 million
- Total Assets.............................. $480 million
- Total Deposits.......................... $356 million
- Loans Held for Sale............... $25 million
- Loan Portfolio......................... $207 million
- Investment Securities............ $209 million
- Earnings per Share, diluted.. $0.57



Contents



A Message to Our Shareholders

On November 16, 1998, Alliance Bank first opened its doors to customers seeking something their existing banks couldn't provide. We had 11 employees, a single office and a simple goal of creating a vibrant, profitable community banking institution that would be recognized by employees, customers and competitors as an institution dedicated to setting new standards.

To achieve this goal, we focused on the needs of small businesses–both their owners and employees, consumers and professionals seeking the highly personalized level of service that once defined the banking industry.

2004 was another year of significant growth, profitability and investment in our future success – and a giant step toward achieving that original goal. We end the year with $480 million in assets, 5 branch locations, 3 mortgage office locations and 96 employees. We have just concluded 18 consecutive quarters of profitability.

Our most notable accomplishment of 2004 was the successful completion of a secondary stock offering, generating $25 million gross in new capital for the company. This capital has allowed us to more effectively manage the credit needs of our best customers, fund new initiatives within the company and consider opportunities for business line extension or expansion. While this new level of capital has made some year-to-year comparisons appear less attractive on paper, we believe that shareholders will be richly rewarded for their patience as we put this capital to work prudently, effectively, and in keeping with our business plan.

GROWTH...BY THE NUMBERS. The implementation of our customer acquisition and expansion strategies resulted in strong growth in total assets, loans and deposits.

As previously mentioned, total assets grew 34.4% over 2003, ending the year at $480 million. At the same time, we improved the bank's mix of assets and liabilities, resulting in a loan-to-deposit ratio improvement of 15.9% to 58.8%. Our mix of demand deposits-to-total deposits also improved from 32.1% to 36.1%. Total net loans grew 76.4%, surging from $117 million in 2003 to $207 million by the end of 2004. This impressive growth was consistent across all of our lending categories: commercial and industrial, commercial real estate, residential construction and home equity. It is important to note that these increases were generated without compromising our underwriting standards or pricing targets, although we continue to feel market pressures in these areas.

Our business initiatives continued to provide us with strong deposit growth across the board. Particularly important was our success in demand deposit growth. The bank's total deposits grew 28.5%, while demand deposits grew 44.3% over the past year, ending the year at $128 million. At 36.1% of total deposits, these non-interest bearing deposits provide a significant leverage point for earnings as well as playing an integral part in our asset/liability management activities.

PROFITABILITY. Net income for 2004 totaled $2.8 million. Practically 100% of this income came from core banking operations, representing nearly twice the level of the previous year. 2003's income of $4.0 million included $2.1 million in pre-tax securities gains and $1.0 million in pre-tax profits from the mortgage company, neither of which were significant sources of income in 2004.

The improved profitability from core bank operations were due to three factors – an expanding loan portfolio, growing demand deposits and attention to expense management.

We are particularly pleased with our success in expanding our loan portfolio and increasing our deposit base by aggressively adding new customers and cross-selling existing customers. In the core bank, our efficiency ratio has remained constant even though adversely impacted by the significant expense base of Alliance Home Funding. Return on equity was 6.87%, down from last year but not surprising in light of the significant increase in capital.

At the beginning of 2005, we are poised to significantly improve on these measures in the near future. In the core bank, we expect continued growth in total assets, an improving asset mix and a widening net interest margin. We are cautiously optimistic about our prospects for profits from our mortgage operation and have dedicated additional resources to our wealth management unit, both of which could provide upside benefit to fee income in 2005.

INVESTING IN THE FUTURE. While yearly financial reviews are key to understanding management effectiveness, we must also consider management investments made to better position us for future growth.

Enhancing the depth and breadth of management and the systems they need to be effective required a significant allocation of time and resources in 2004. We clearly believe these investments are critical to achieving our goal of continued growth in size and profitability.

Over the last 18 months, we have added key senior staff in the following areas:

HUMAN RESOURCES. A seasoned professional was brought on to oversee all aspects of our recruiting, employee performance assessments, compensation strategy and other personnel policies and procedures.

MORTGAGE OPERATIONS. A new president was appointed, with primary responsibilities for sales management and integrating the sales function with other departments in the bank. We also hired a chief operating officer for the mortgage company, who is focusing on systems, processes, service quality and risk management.

CREDIT RISK MANAGEMENT. A chief credit officer was recruited to oversee and manage our credit processes, bring our lending policies and standards up to date, and work with loan officers to ensure that the growth in the loan portfolio reflects our history of sound lending practices.

COMPLIANCE. Our Chief Compliance Officer added staff at the start of the year to provide help managing the increasingly complex array of consumer and security related regulations.

COMMERCIAL LENDING. Two seasoned lenders came aboard, one with significant real estate experience and one with broad C & I experience, to provide additional market reach.

Substantial investment was also made in our management systems. This investment reflects the fact that we are no longer a "de novo" institution. Our perception of changes in the regulatory environment also contributed to our focus in these areas. Bolstered areas include:

INTEREST RATE RISK MANAGEMENT. We contracted an outside consulting firm to formalize our existing approach to managing interest risk and interest rate sensitivity in our balance sheet and income statement. This has required the development and usage of extensive modeling to regularly measure the potential impact of changes in interest rates on our net interest income and the economic value of our equity.

While this work did not cause us to change any of our business strategies, it has provided our Board and Management Team with a higher degree of understanding and insight into our asset/liability management activities.

CREDIT RISK MANAGEMENT. Our primary objective in 2004 was to establish the tools necessary to insure that our growing portfolio of loans reflected the risk tolerance of the organization. To that end, the Board established a Business Strategy by Credit Type and Portfolio Limits for Credit Types as a percentage of capital. The idea behind these actions was to send a clear message to our lenders and the market regarding our appetite for specific types of loans, and to manage our portfolio in such a way as to produce a well diversified loan mix. We also enhanced the information our Board receives as it relates to our loan portfolio.

BUSINESS CONTINUITY PLANNING. We formalized and documented a comprehensive plan to meet all of our operational responsibilities in case of a disaster. Development of this plan was overseen by a third-party consultant and covers every major system, operational area and business function in the bank.

Bank Security Act/Patriot Act/Graham-Leach-Bliley Act Meeting the requirements of these acts required a major investment in time and money to adjust systems, develop reporting, train all staff, educate customers and adjust work flows. Our responses to these regulatory requirements are intended to put us in full compliance.

While costly, we strongly believe that these actions will contribute to our ability to effectively manage the company for many years to come. In 2005 we will dedicate resources to these activities to ensure that they continue to serve us well in the coming years.

THE OTHER SIDE OF 2004. A thorough look at 2004 would not be complete without describing areas that did not go as we had hoped. The most significant of these areas was our mortgage subsidiary. Alliance Home Funding was a key contributor to our profits in 2003, but actually contributed a small loss in 2004. Addressing this issue head on, in October we hired a dedicated chief operating officer for the mortgage company to oversee all non-sales functions. As we announced in February 2005, we promoted a member of our executive management team, Frank Grace, to be president of the mortgage company and oversee all of our wealth management/mortgage sales activities. We expect these personnel moves, along with substantial changes to our operations, the addition of new mortgage lenders and other support from the bank, to yield positive results for 2005, regardless of market conditions.

WHAT TO EXPECT IN 2005. As we came into the new year, your management team established a number of important benchmarks as indicators of our annual performance and contributors to longer term value creation:

- Continued growth in assets without compromising credit quality
- Improving asset mix and loan to deposit ratios
- Substantial growth in net income
- Significant improvement in profitability measurements
- Creating a more diversified income statement by improving the performance of our fee-based businesses.
- Continue to add highly qualified people to all of our business lines and support areas
- Ensure that they have the products, tools and resources to perform up to their full potential
- Full compliance with the requirements of Sarbanes-Oxley legislation

We operate in one of the best banking markets in the United States. Our economy is diversified, with vibrant and growing sectors such as Services, Technology, Non-Profits, Construction, and Health- care. We are home to major federal government activities like Defense and Homeland Security. These businesses and the necessary workforce and support services continue to drive



Thomas A. Young, Jr

the commercial and residential real estate demand for space and housing. Our population is educated, creative, and affluent. While we have some concern about the overall temperature of the real estate market, we continue to find a steady stream of well-conceived opportunities.

We are blessed with talented and dedicated people. Of those original 11 employees mentioned in my opening paragraph, several are still here: Craig Sacknoff, Shannon Gibbs, Donna Smith, Doug Peterson, Joyce Vanneman, Christina Hjelmquist and Tom Young. We continue to attract highly qualified and equally dedicated associates, each of whom contribute daily to our success.

We have a knowledgeable, active and supportive Board of Directors providing guidance and oversight. In addition to attending regular board meetings, this group of dedicated individuals also attend weekly loan committees, monthly asset/liability sessions, and audit committee meetings. Simply put, we believe that we have a winning combination: great people, a great business model, a great market. We only need to execute. We thank you for the confidence you have shown in us by owning our stock. We understand that it is a choice you have made – and you have our collective and individual commitments that we remember that every day.

Thank you for your support.

Thomas A. Young, Jr.
President and Chief
Executive Officer

Thomas P. Danaher
Chairman of the
Board of Directors



OUR MARKET
A MODEL FOR GROWTH







While other regional banking institutions have struggled to meet the challenges of the economy over the past few years, Alliance has continued to post strong gains–due in large part to the geographic area we serve. The Northern Virginia/Washington D.C. Metro Area remains one of the strongest economic centers in the nation and shows no signs of slowing in the coming years. Given its diverse and highly educated workforce, projections for job growth are significantly higher than other metropolitan areas of comparable size. The region's dynamic real estate market serves as yet another indicator of long-term stability. While prices continue to rise and certainly will slow at some point, considering the demand for homes, few fear the "bubbles" that have formed elsewhere. This theory is further supported by the fact that the region leads the nation in new construction.






Mortgage Loan Agreement
FOR SALE





BIG CHANGE–NEW PLAYERS

EMBRACING A PARADIGM SHIFT AT ALLIANCE HOME FUNDING

As the region's real estate market faced unprecedented growth and change in 2004, so did Alliance Home Funding. Alliance did its part to facilitate the booming market, introducing innovative loan programs that contributed to over $235 million in mortgage loans originated in 2004. And 2005 looks even more promising.

Early in the year, Frank Grace was appointed President of Alliance Home Funding. Having served as head of the Bank's Private Client Group, Frank understands that innovative offers and competitive rates alone are not the secret to success. His proven leadership ability and reputation for personalized service will add another dimension to this division.



OUR STRATEGY FOR GROWTH IN COMMERCIAL LENDING CAREFUL PLANNING



Designed to meet the needs of growing businesses across Northern Virginia, our comprehensive commercial loan packages are setting new standards for simplicity and flexibility. This, coupled with our dedication to exceptionally personal service, resulted in an astounding 76.4% growth of our loan portfolio over the past year. Here again, the key strategy for growth is "quality over quantity." In light of the rush to take advantage of historically low interest rates, many lenders have taken considerable risks in originating loans in the past few years. While we are not risk-averse, we continue to believe that carefully qualified, low-risk lending is essential to Alliance's long-term profitability.


TOTAL DEPOSITS
(IN MILLIONS)
$355.7
2000 2001 2002 2003 2004


TOTAL ASSETS
(IN MILLIONS)
$479.7
400
300
200
100
50
0
2000 2001 2002 2003 2004

RECORD GAINS–FINANCIAL ACHIEVEMENTS
HITTING THE MARK IN 2004


TOTAL INVESTMENTS
(IN MILLIONS)
$209
2000 2001 2002 2003 2004


TOTAL LOANS
(IN MILLIONS)
$206.9
250
200
150
100
50
0
2000 2001 2002 2003 2004





BOARD OF DIRECTORS

Comprised of regional business leaders, Alliance's Board of Directors represents a distinguished collection of innovative, yet fiscally conservative individuals. As evidenced by positive quarterly growth since the bank's inception, the board has provided steady, responsible leadership of the bank in every core service area. Not only has this performance added to the bank's profitability, but to its sterling reputation in the marketplace. This growing reputation has allowed Alliance to attract some key personnel over the past year, including a new Human Resources director who will continue to "raise the bar" with each and every new hire.



Thomas P. Danaher,
Chairman

Under the Board's guidance, 2004 was a year of careful planning and preparation. With this groundwork laid, 2005 is on track to become a year of exceptional growth for all divisions of Alliance.

Board Members (from left to right): Thomas A. Young, Jr., Lawrence N. Grant, William M. Drohan, Serina Moy, Harvey E. Johnson, Jr., George S. Webb, Robert G. Weyers

OFFICERS AND DIRECTORS

OFFICERS

Thomas A. Young, Jr.
President and
Chief Executive Officer

Paul M. Harbolick, Jr.
Executive Vice President
and Chief Financial Officer

Wayne R. Garcia
Senior Vice President

John B. McKenney, III
Senior Vice President

Craig W. Sacknoff
Senior Vice President

John A. Saunders
Senior Vice President

George G. Carson
Vice President

Mark D. DesRochers
Vice President

Karen L. Laughlin
Vice President

David R. Lister
Vice President

Robert J. Maiorana
Vice President

Douglas R. Myers
Vice President

Douglas R. Peterson
Vice President

Donna L. Smith
Vice President

Wonju Song
Vice President

Jacqueline A. Thompson
Vice President

Terri B. Wyzkoski
Vice President

Christian M. Allen
Assistant Vice President

Myrna Faberlle
Assistant Vice President

Nicole B. Faddoul
Assistant Vice President

Tristan W. Hawkins
Assistant Vice President

Martin P. McClarnon
Assistant Vice President

Khristina E. McMahon
Assistant Vice President

Margaret T. Prescott
Assistant Vice President

David M. Rector
Assistant Vice President

Shannon D. Gibbs
Bank Officer

Kathy L. Harbold
Bank Officer

ALLIANCE HOME FUNDING OFFICERS

Frank H. Grace, III
President

Douglas C. Haskett
Senior Vice President and
Chief Operating Officer

Mark W. Ellmore
Vice President

James N. Hottle
Vice President

Raymond W. Roeske
Vice President

Joseph E. Spriggs
Vice President

Carol K. Hummer
Assistant Vice President

DIRECTORS

Thomas P. Danaher
Chairman of the Board

George S. Webb
Vice Chairman
of the Board

Robert G. Weyers
Vice Chairman
of the Board

William M. Drohan

Lawrence N. Grant

Harvey E. Johnson, Jr.

Serina Moy

Thomas A. Young, Jr.

ALLIANCE LOCATIONS



Herndon
Tysons Corner
Vienna
McLean
Ballston
Centreville
Annandale
ALEXANDRIA
Burke
Franconia
Clifton
Groveton
Hybla Valley
WASHINGTON, D.C.
Bolling AFB
Andrews AFB
Landover

ALLIANCE BANK OFFICES

Fair Lakes
12735 Shops Lane
Fairfax, VA 22033
Phone: (703) 631-6411
Fax: (703) 631-1672

Manassas Park
9150 Manassas Drive
Manassas Park, VA 20111
Phone: (703) 396-7745
Fax: (703) 396-7754

Reston
11730 Plaza America Drive
Reston, VA 20190
Phone: (703) 471-6500
Fax: (703) 471-2170

Ballston
4501 North Fairfax Drive
Arlington, VA 22203
Phone: (703) 814-7280
Fax: (703) 248-9171

Tyson's
8221 Old Courthouse Road
Vienna, VA 22182
Phone: (703) 814-7260
Fax: (703) 356-4048

ALLIANCE HOME FUNDING OFFICES

Fairfax
9990 Lee Highway
Fairfax, VA 22030
Phone: (703) 246-8920
Fax: (703) 246-8925

Old Town Manassas
9200 Church Street
Manassas, VA 20110
Phone: (703) 369-7240
Fax: (703) 369-7407

Reston
1840 Michael Faraday Drive
Reston, VA 20190
Phone: (703) 471-8000
Fax: (703) 471-8040

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed for quotation on the NASDAQ SmallCap Market under the symbol *ABVA*.

The high and low sales prices per share for our common stock for two years ended December 31, 2004, as reported on the NASDAQ SmallCap Market, are shown in the table below. During these periods, we did not issue any cash dividends.

	HIGH	LOW
2004		
1st Quarter	$19.80	$17.51
2nd Quarter	$18.48	$14.70
3rd Quarter	$15.48	$14.53
4th Quarter	$15.55	$14.70
2003		
1st Quarter	$ 9.02	$ 6.99
2nd Quarter	$11.57	$ 8.73
3rd Quarter	$15.93	$11.07
4th Quarter	$19.48	$15.10

YHB

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

To the Board of Directors and Stockholders
Alliance Bankshares Corporation
Chantilly, Virginia

We have audited the accompanying consolidated balance sheets of Alliance Bankshares Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Bankshares Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
February 2, 2005

Consolidated Balance Sheets

December 31, 2004 and 2003

(Dollars in thousands)

	2004	2003
ASSETS		
Cash and due from banks	$ 29,467	$ 11,321
Federal funds sold	1,139	32,709
Investment securites available-for-sale, at fair value	209,041	174,999
Investment securities held-to-maturity, at amortized cost	100	100
Loans held for sale	24,746	13,033
Loans, net of allowance for loan losses of $2,300 and $1,444	206,904	117,318
Premises and equipment, net	2,156	1,764
Accrued interest and other assets	6,167	5,804
Total Assets	**$ 479,720**	**$ 357,048**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Non-interest bearing deposits	$ 128,287	$ 88,874
Savings and NOW deposits	37,034	24,594
Money market deposits	27,823	17,278
Other time deposits	162,547	145,993
Total deposits	355,691	276,739
Repurchase agreements, federal funds purchased and other borrowings	45,352	35,251
Federal Home Loan Bank advances	20,000	13,000
Trust Preferred Capital Notes	10,310	10,310
Other liabilities	1,745	2,393
Commitments and contingent liabilities	- -	- -
Total liabilities	433,098	337,693
STOCKHOLDERS' EQUITY		
Common stock, $4 par value; 10,000,000 shares authorized; 4,793,349 and 3,241,491 shares issued and outstanding at December 31, 2004 and 2003	19,173	12,966
Capital surplus	19,855	1,745
Retained Earnings	9,160	6,393
Accumulated other comprehensive (loss), net	(1,566)	(1,749)
Total stockholders' equity	46,622	19,355
Total Liabilities and Stockholders' Equity	**$ 479,720**	**$ 357,048**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2004, 2003 and 2002

(Dollars in thousands)

	2004	2003	2002
INTEREST INCOME			
Loans	$ 10,289	$ 7,438	$ 5,416
Investment securities	8,376	6,912	4,539
Federal funds sold	486	267	232
Total interest income	**19,151**	**14,617**	**10,187**
INTEREST EXPENSE			
Savings and NOW deposits	280	229	197
Other time deposits	4,401	3,184	1,705
Money market deposits	308	306	346
Borrowings	1,863	1,688	1,223
Total interest expense	**6,852**	**5,407**	**3,471**
Net interest income	12,299	9,210	6,716
Provision for loan losses	886	396	478
Net interest income after provision for loan losses	**11,413**	**8,814**	**6,238**
OTHER INCOME			
Deposit account service charges	205	180	114
Gain on sale of loans	5,362	6,325	2,995
Net gain on sale of securities	346	1,837	820
Net gain on trading activities	51	250	302
Other operating income	217	182	125
Total other income	**6,181**	**8,774**	**4,356**
OTHER EXPENSES			
Salaries and employee benefits	7,839	7,146	3,932
Occupancy expense	1,270	975	538
Equipment expense	745	613	355
Operating expenses	4,109	3,368	2,508
Total other expenses	**13,963**	**12,102**	**7,333**
INCOME BEFORE INCOME TAXES	**3,631**	**5,486**	**3,261**
Income tax expense	**864**	**1,497**	**839**
NET INCOME	**$ 2,767**	**$ 3,989**	**$ 2,422**
Net income per common share, basic	$ 0.61	$ 1.24	$ 0.76
Net income per common share, diluted	$ 0.57	$ 1.14	$ 0.74

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands, except share data)

	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2001	**$ 8,460**	**$ 5,770**	**$ (18)**	**$ (491)**		**$ 13,721**
Comprehensive income:						
Net income	- -	- -	2,422	- -	$ 2,422	2,422
Other comprehensive income, net of tax:						
unrealized holding gains on securities						
available for sale, net of tax of $1,116	- -	- -	- -	- -	2,166	- -
Less: reclassification adjustment, net						
income taxes of $381					(741)	
Other comprehensive income, net of tax	- -	- -	- -	1,425	$ 1,425	1,425
Total comprehensive income	- -	- -	- -	- -	$ 3,847	- -
Balance, December 31, 2002	**$ 8,460**	**$ 5,770**	**$ 2,404**	**$ 934**		**$ 17,568**
Comprehensive income:						
Net income	- -	- -	3,989	- -	$ 3,989	3,989
Other comprehensive income (loss), net of tax:						
unrealized holding losses on securities						
available for sale, net of tax of $672	- -	- -	- -	- -	(1,305)	- -
Less: reclassification adjustment, net						
income taxes of $710					(1,377)	
Other comprehensive income (loss), net of tax	- -	- -	- -	(2,683)	$ (2,682)	(2,683)
Total comprehensive income	- -	- -	- -	- -	$ 1,307	- -
Stock dividend in the form of a three-for-two stock split	4,316	(4,316)	- -	- -		- -
Exercise of stock options	190	291	- -	- -		481
Balance, December 31, 2003	**$ 12,966**	**$ 1,745**	**$ 6,393**	**$ (1,749)**		**$ 19,355**
Comprehensive income:						
Net income	- -	- -	2,767	- -	$ 2,767	2,767
Other comprehensive income, net of tax:						
unrealized holding losses on securities						
available for sale, net of tax of $229	- -	- -	- -	- -	445	- -
Less: reclassification adjustment,						
net income taxes of $135					(262)	
Other comprehensive income, net of tax	- -	- -	- -	183	$ 183	183
Total comprehensive income	- -	- -	- -	- -	$ 2,950	- -
Exercise of stock options	281	309	- -	- -		590
Issuance of 1,481,470 shares of common stock	5,926	17,801	- -	- -		23,727
Balance, December 31, 2004	**$ 19,173**	**$ 19,855**	**$ 9,160**	**$ (1,566)**		**$ 46,622**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 2,767	$ 3,989	$ 2,422
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	1,320	980	701
Provision for loan losses	886	396	478
Origination of loans held for sale	(235,043)	(236,004)	(156,261)
Proceeds from sale of loans held for sale	228,692	266,430	132,057
Gain on sale of loans	(5,362)	(6,325)	(2,995)
Net gain on sale of securities available-for-sale and trading	(397)	(2,087)	(1,122)
Deferred tax expense (benefit)	(113)	(86)	(112)
Changes in assets and liabilities affecting operations:			
Accrued interest and other assets	(344)	(2,273)	(1,258)
Other liabilities	(648)	284	1,327
Net cash provided by (used in) operating activities	**(8,242)**	**25,304**	**(24,763)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net change in federal funds sold	31,570	(22,582)	487
Purchase of investment securities available-for-sale	(188,529)	(246,587)	(193,404)
Proceeds from sale of securities available-for-sale	115,682	131,020	95,074
Proceeds from calls and maturities of securities available-for-sale	13,024	45,500	21,026
Paydowns on investment securities available-for-sale	25,813	23,629	10,696
Net increase in loan portfolio	(90,472)	(35,994)	(29,881)
Purchase of premises and equipment	(1,070)	(1,017)	(916)
Net cash (used in) investing activities	**(93,982)**	**(106,031)**	**(96,918)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in cash realized from:			
Non-interest bearing deposits	39,413	(19,817)	51,694
Savings and NOW deposits	12,440	4,829	9,855
Money market deposits	10,545	(63)	4,824
Other time deposits	16,554	75,824	41,991
Repurchase agreements, federal funds purchased and other borrowings	10,101	769	22,267
FHLB Advances	7,000	2,500	- -
Trust Preferred Capital Notes	- -	10,310	- -
Proceeds from exercise of stock options	590	481	- -
Proceeds from issuance of common stock	23,727	- -	- -
Net cash provided by financing activities	**120,370**	**74,833**	**130,631**
Net Increase (Decrease) in Cash and Cash Equivalents	**18,146**	**(5,894)**	**8,950**
Cash and Cash Equivalents, Beginning of Year	**11,321**	**17,215**	**8,265**
Cash and Cash Equivalents, End of Year	**$ 29,467**	**$ 11,321**	**$ 17,215**

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands, except per share data)

1. NATURE OF BUSINESS

Alliance Bankshares Corporation ("Bankshares") is a bank holding company that conducts substantially all its operations through its subsidiaries. Alliance Bank Corporation (the "Bank") is state-chartered and a member of the Federal Reserve System. The Bank places special emphasis on serving the needs of individuals, small and medium size businesses and professional concerns in Northern Virginia.

In March 2001, the Bank formed Alliance Home Funding, LLC ("AHF"). AHF is a wholly-owned mortgage banking subsidiary of the Bank and originates residential mortgages for subsequent sale. AHF does not maintain the servicing rights on mortgages sold.

On June 26, 2003, Alliance Virginia Capital Trust I, a Delaware statutory trust and a subsidiary of Alliance Bankshares Corporation was formed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation The consolidated financial statements include the accounts of Alliance Bankshares Corporation, Alliance Bank Corporation, Alliance Home Funding, LLC, and Alliance Virginia Capital Trust I. In consolidation all significant inter-company accounts and transactions have been eliminated. FASB Interpretation No. 46 R requires that Bankshares no longer consolidate Alliance Virginia Capital Trust I. The subordinated debt of the trust is reflected as a liability of Bankshares.

Business The Bank is a state-chartered commercial bank. We provide a broad array of commercial, retail and mortgage banking services and products to clients located in Northern Virginia and the greater Washington, D.C. Metropolitan area.

Use of estimates In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and cash equivalents For the purposes of the consolidated Statements of Cash Flows, Bankshares has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

Securities Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. At December 31, 2004 and 2003, Bankshares held no trading securities.

The pair off (simultaneous purchase and sale of investments with the net proceeds delivered to or from the brokerage house) of investments typically occurs when shifts in market conditions change the expected cashflows of the investment portfolio or when our overall balance sheet and liquidity requirements change. We have separately classified the pair off transactions as "net gain on trading activities" on the consolidated statements of income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of Bankshares to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held For Sale Loans originated by AHF are designated as held for sale at the time of their origination. These loans are generally pre-sold with servicing released and AHF does not retain any interest or obligation after the loans are sold. These loans consist primarily of fixed-rate, single-family residential mortgage loans which meet the underwriting characteristics of certain government-sponsored enterprises (conforming loans). In addition, AHF requires a firm purchase commitment from a permanent investor before a loan can be committed, thus limiting interest rate risk. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Gain on sale of loans are recognized as loans are shipped to the investor.

Rate Lock Commitments On March 13, 2002, the Financial Accounting Standards Board determined that loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments, effective for fiscal quarters beginning after April 10, 2002. Accordingly, AHF adopted such accounting on July 1, 2002.

AHF enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002, such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of mortgage loans.

The cumulative effect of adopting SFAS No. 133 for rate lock commitments as of July 1, 2002 was not material.

Loans The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Washington, DC metropolitan area. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions of the lending area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the life of the loan or currently upon the sale or repayment of a loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and equipment Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated over their estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the accelerated and straight line methods.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Income taxes Bankshares uses the liability (or balance sheet) approach in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Repurchase agreements The Bank routinely enters into repurchase agreements with customers. As part of the repurchase agreements, the Bank uses marketable investment securities from its investment portfolio as collateral for the customer agreements. The repurchase agreements bear interest at a market rate.

Stock-based compensation At December 31, 2004, Bankshares has a stock-based employee compensation plan, which is described more fully in Note 20. Bankshares accounts for the plan under the recognition and measurement principles of APB Opinion 25, "*Accounting for Stock Issued to Employees*", and related interpretations. No stock-based employee compensation is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if Bankshares had applied the fair value recognition provisions of FASB Statement No. 123, "*Accounting for Stock-Based Compensation*", to stock-based compensation.

	December 31,		
	2004	**2003**	**2002**
Net income, as reported	$ 2,767	$ 3,989	$ 2,422
Deduct: total stock-based employee			
compensation expense determined based on fair value method of awards, net	(394)	(140)	(128)
Pro forma net income	**$ 2,373**	**$ 3,894**	**$ 2,294**
Earnings per share:			
Basic, as reported	$ 0.61	$ 1.24	$ 0.76
Basic, pro forma	$ 0.52	$ 1.20	$ 0.72
Diluted, as reported	$ 0.57	$ 1.14	$ 0.74
Diluted, pro forma	$ 0.49	$ 1.10	$ 0.70

Earnings per share Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Bankshares relate solely to outstanding stock options, and are determined using the treasury method.

Off-balance-sheet instruments In the ordinary course of business, Bankshares, through it's banking subsidiary, has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, standby letters of credit and rate lock commitments. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising and marketing expense Advertising and marketing costs are expensed as incurred. Advertising and marketing costs as of December 31, 2004, 2003 and 2002 were $241 and $217 and $206, respectively.

Reclassifications Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Account Pronouncements In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in a Company's consolidated financial statements. An entity is deemed a variable interest entity, subject to the interpretation, if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in cases in which the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. FIN 46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities ("SPEs") until financial statements issued for periods ending after March 15, 2004. SPEs were subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003. Management has evaluated Bankshares' investments in variable interest entities and potential variable interest entities or transactions, particularly in trust preferred securities structures because these transactions constitute Bankshares' primary FIN 46 and FIN 46R exposure. The adoption of FIN 46 and FIN 46R did not have a material effect on Bankshares' consolidated financial position or consolidated results of operations.

In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, *"Accounting for Certain Loans or Debt Securities Acquired in a Transfer."* The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by Bankshares. Bankshares intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have any effect on consolidated financial position or consolidated results of operations.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, *"Application of Accounting Principles to Loan Commitments"* ("SAB 105"). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments ("IRLC"), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, *"Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133."* Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. Bankshares has adopted the provisions of SAB 105. Since the provisions of SAB 105 affect only the timing of the recognition of mortgage banking income, management does not anticipate that this guidance will have a material adverse effect on either Bankshares' consolidated financial position or consolidated results of operations.

Emerging Issues Task Force Issue No. (EITF) 03-1 *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in Issue 03-1 was not delayed. Bankshares could be adversely impacted by full adoption of this EITF. Bankshares has a significant investment portfolio some of which includes instruments which have a loss due to changes in interest rates. We may need to sell some of these instruments in the ordinary course of business which could impact our accounting for the instruments.

EITF No. 03-16, *"Accounting for Investments in Limited Liability Companies was ratified by the Board and is effective for reporting periods beginning after June 15, 2004."* APB Opinion No. 18, *"The Equity Method of Accounting Investments in Common Stock,"* prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, *"Investments in Partnerships Ventures,"* of Opinion 18, indicates that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In EITF Abstracts, Topic No. D-46, *"Accounting for Limited Partnership Investments,"* the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for non-controlling investments in LLCs. The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting. Management does not anticipate that this guidance will have a material adverse effect on either Bankshares' consolidated financial position or consolidated results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment."* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities that do not file as small business issuers-as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. Management does not anticipate that this guidance will have a material adverse effect on either Bankshares' consolidated financial position or consolidated results of operations.

3. INVESTMENT SECURITIES

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2004 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. Government corporations and agencies	$ 57,663	$ - -	$ (1,340)	$ 56,323
U.S. Government agency CMOs & PCMOs	76,370	48	(459)	75,959
U.S. Government agency MBS	45,534	89	(173)	45,450
Municipal securities	28,448	21	(559)	27,910
Restricted stocks:				
Community Bankers Bank	55	- -	- -	55
Federal Reserve Bank	1,056	- -	- -	1,056
Federal Home Loan Bank	2,288	- -	- -	2,288
Total	**$ 211,414**	**$ 158**	**$ (2,531)**	**$ 209,041**
Held-to-maturity securities:				
Certificate of deposit	$ 100	$ - -	$ - -	$ 100
Total	**$ 100**	**$ - -**	**$ - -**	**$ 100**

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2003 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. Government corporations and agencies	$ 92,674	$ 17	$ (1,613)	$ 91,078
U.S. Government agency CMOs	3,294	1	(28)	3,267
U.S. Government agency MBS	38,289	108	(397)	38,000
Municipal securities	41,659	143	(881)	40,921
Restricted stocks:				
Community Bankers Bank	55	- -	- -	55
Federal Reserve Bank	428	- -	- -	428
Federal Home Loan Bank	1,250	- -	- -	1,250
Total	**$ 177,649**	**$ 269**	**$ (2,919)**	**$ 174,999**
Held-to-maturity securities:				
Certificate of deposit	$ 100	$ - -	$ - -	$ 100
Total	**$ 100**	**$ - -**	**$ - -**	**$ 100**

The amortized cost and fair value of securities as of December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties. Management expects these securities to prepay or be called prior to their contractual maturity.

	Available-for-Sale Securities		Held-to-Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due after one year through five years	$ --	$ --	$ 100	$ 100
Due after five years through ten years	72,998	71,742	--	--
Due after ten years	135,017	133,900	--	--
Restricted securities	3,399	3,399	--	--
Total	**$ 211,414**	**$ 209,041**	**$ 100**	**$ 100**

Proceeds from sales and calls of securities available for sale were $115.7 million, $131.0 million and $95.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Gross gains of $676 thousand, $2.1 million and $1.2 million and gross losses of $278 thousand, $61 thousand and $83 thousand were realized on these sales during 2004, 2003 and 2002, respectively. The tax provision applicable to these net realized gains amounted to $135 thousand, $710 thousand and $381 thousand, respectively.

At December 31, 2004 and 2003, securities with a carrying value of $142.1 million and $74.8 million, respectively, were pledged to secure repurchase agreements, Federal Home Loan Bank advances, public deposits and for other purposes required or permitted by law.

The following table is a presentation of the aggregate amount of unrealized loss in investment securities as of December 31, 2004 and 2003. The aggregate is determined by summation of all the related securities that have a continuous loss at year end, and the length of time that the loss has been unrealized is shown by terms of "less than 12 months" and "12 months or more." The fair value is the approximate market value as of year end.

	2004					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government corporations and agencies	$ --	$ --	$ 56,323	$ (1,340)	$ 56,323	$ (1,340)
U.S. Government agency CMOS and PCMOs	58,811	(459)	--	--	58,811	(459)
U.S. Government agency MBS	18,689	(97)	2,646	(76)	21,335	(173)
Municipal securities	12,636	(210)	8,946	(349)	21,582	(559)
Total temporarily impaired investment securities:	**$ 90,136**	**$ (766)**	**$ 67,915**	**$ (1,765)**	**$158,051**	**$ (2,531)**

There are a total of 100 investment securities that have an unrealized loss as of December 31, 2004: 39 U.S. Government Agencies, 13 U.S. Government Agency CMO's, 9 U.S. Government Agency MBS and 39 Municipal Securities. The investment securities are obligations of entities that are excellent credit risks. The impairment noted in the table above is the result of market conditions and does not reflect on the ability of the issuers to repay the obligations. Bankshares has the intent and ability to hold these securities until maturity or for a period of time sufficient to allow for any anticipated recovery.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Bankshares to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

	2003					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government corporations and agencies	$ 87,061	$ (1,613)	$ --	$ --	$ 87,061	$ (1,613)
U.S. Government agency CMOs	984	(28)	--	--	984	(28)
U.S. Government agency MBS	25,199	(397)	--	--	25,199	(397)
Municipal securities	24,053	(881)	--	--	24,053	(881)
Total temporarily impaired investment securities:	**$ 137,297**	**$ (2,919)**	**$ --**	**$ --**	**$137,297**	**$ (2,919)**

4. LOANS

Loans are summarized as follows at December 31:

	2004	2003
Real estate:		
Residential real estate	$ 59,819	$ 37,281
Commercial real estate	71,432	37,444
Construction	38,578	11,264
Total real estate	**169,829**	**85,989**
Agricultural	278	283
Commercial	35,077	29,300
Consumer	4,020	3,190
Gross loans	**209,204**	**118,762**
Less: allowance for loan losses	(2,300)	(1,444)
Net loans	**$ 206,904**	**$ 117,318**

5. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows for the year ended December 31:

	2004	2003	2002
Balance, beginning of year	$ 1,444	$ 1,066	$ 610
Provision for loan losses	886	396	478
Loans charged off	(40)	(44)	(27)
Recoveries of loans charged off	10	26	5
Net charge-offs	(30)	(18)	(22)
Balance, end of year	**$ 2,300**	**$ 1,444**	**$ 1,066**

As of December 31, 2004 and 2003, impaired loans for which an allowance has been provided amounted to $1.3 million and $383 thousand, respectively. The allowance provided for such loans amounted to $161 thousand and $146 thousand, respectively. As of December 31, 2004 and 2003 the average balance of the impaired loans was $110 thousand and $96 thousand with interest income recognized on an accrual basis of $73 thousand and $17 thousand, respectively. For all reporting periods presented, Bankshares' did not have any impaired loans for which an allowance was not provided. In addition, as of December 31, 2002, Bankshares' did not have any impaired loans.

As of December 31, 2003, there was a single loan on nonaccrual status totaling $20 thousand compared to no nonaccrual loans at December 31, 2004 and 2002.

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31:

	2004	2003
Leasehold improvements	$ 894	$ 813
Furniture, fixtures and equipment	3,238	2,249
	4,132	3,062
Less: accumulated depreciation and amortization	(1,976)	(1,298)
Premises and equipment, net	**$ 2,156**	**$ 1,764**

Depreciation and amortization charged to operations in 2004, 2003 and 2002 totaled $679 thousand, $543 thousand and $353 thousand, respectively.

7. FEDERAL HOME LOAN BANK ADVANCES

Bankshares' variable and fixed-rate debt of $20,000 and $13,000 at December 31, 2004 and 2003, respectively, matures through 2011. The variable rate advances adjust quarterly based on LIBOR plus 3 basis points. Bankshares also has one fixed-rate advance with an interest rate of 4.52%. At December 31, 2004, the interest rates ranged from 2.04% to 4.52%. At December 31, 2004, the weighted average interest rate was 3.28%.

As of December 31, 2004, we have a credit line of $105.0 million with the Federal Home Loan Bank of Atlanta. In order to borrow under the arrangement we secure the borrowings with investment securities and loans. As of December 31, 2004, we pledged investment securities with a par value of $100.1 million to facilitate current and future transactions.

The contractual maturities of the current long-term Federal Home Loan Bank of Atlanta are as follows:

2008	$ 10,000
2009	7,000
2011	$ 3,000
Total	**$ 20,000**

8. TRUST PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST

On June 30, 2003, Bankshares' wholly-owned Delaware statutory business trust privately issued $10 million face amount of the trust's floating rate trust preferred capital securities ("Trust Preferred Securities") in a pooled trust preferred capital securities offering. The trust issued $310 thousand in common equity to Bankshares. Simultaneously, the trust used the proceeds of that sale to purchase $10.3 million principal amount of Bankshares' floating rate junior subordinated debentures due 2033 ("Subordinated Debentures"). Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time after five years from the issue date. The Subordinated Debentures are an unsecured obligation of Bankshares and are junior in right of payment to all present and future senior indebtedness of Bankshares. The Trust Preferred Securities are guaranteed by Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated statements of condition of Bankshares under the caption "Trust Preferred Capital Securities Notes." Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300 thousand. This cost is being amortized over a five year period from the issue date. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15% subject to quarterly interest rate adjustments. The interest rate as of December 31, 2004 was 5.64%.

9. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2004	2003	2002
Current	$ 977	$ 1,583	$ 951
Deferred tax provision (benefit)	(113)	(86)	(112)
Income tax expense	**$ 864**	**$ 1,497**	**$ 839**

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	2004	2003	2002
Computed at the expected statutory rate	$ 1,235	$ 1,865	$ 1,109
Tax exempt income, net	(378)	(450)	(302)
State income tax expense	- -	40	- -
Other	7	42	32
Income tax expense	**$ 864**	**$ 1,497**	**$ 839**

The components of the net deferred tax assets and liabilities are as follows:

	2004	2003
Deferred tax assets:		
Bad debt expense	$ 773	$ 481
Deferred rent	21	18
Other	- -	17
Unrealized loss on securities available-for-sale	807	901
	1,601	1,417
Deferred tax liabilities:		
Deferred loan fees (costs), net	26	48
Depreciation and amortization	106	9
Other	90	- -
	222	57
Net deferred tax assets	**$ 1,379**	**$ 1,360**

10. OPERATING EXPENSES

The components of other operating expenses for the years ended December 31, were as follows:

	2004	2003	2002
Business development	$ 605	$ 549	$ 465
Office expense	767	735	518
Bank operations expense	920	746	565
Data processing & professional fees	1,146	775	596
Other	671	563	364
Total	**$ 4,109**	**$ 3,368**	**$ 2,508**

11. RELATED PARTY TRANSACTIONS AND LETTERS OF CREDIT

Bankshares grants loans and letters of credit to its executive officers, directors and their affiliated entities. These loans are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features. The aggregate amount of such loans outstanding at December 31, 2004 and 2003 was approximately $674 thousand and $622 thousand, respectively. During 2004, new loans and line of credit advances to such related parties amounted to $507 thousand in the aggregate and payments amounted to $455 thousand in the aggregate.

Bankshares also maintains deposit accounts with some of its executive officers, directors and their affiliated entities. The aggregate amount of these deposit accounts at December 31, 2004 and 2003 amounted to $4.3 million and $3.9 million, respectively.

12. COMMITMENTS AND CONTINGENCIES

As members of the Federal Reserve System, Bankshares is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2004 and 2003, the aggregate amounts of daily average required balances were $15.3 million and $6.6 million, respectively.

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. Bankshares does not anticipate losses as a result of these transactions. See Note 15 with respect to financial instruments with off-balance-sheet risk. Bankshares is obligated under several operating leases, with initial terms of three to ten years, for its office locations and branch sites.

Total rental expense for the occupancy lease for the year ended December 31, 2004, 2003 and 2002 was $963 thousand, $725 thousand, and $382 thousand, respectively. Bankshares also leases office equipment and vehicles pursuant to operating leases with various expiration dates. Total rental expense for office equipment and vehicles for the years ended December 31, 2004, 2003 and 2002 was $147 thousand, $136 thousand and $72 thousand, respectively.

At December 31, 2004, minimum annual rental commitments under these leases (in thousands) are as follows:

2005	$ 791
2006	803
2007	704
2008	574
2009	398
Thereafter	1,023
Total	**$ 4,293**

Bankshares signed a lease for a future mortgage office site. The lease commencement date is March 2005 with rent commencing immediately upon execution. The lease has a five year term with one five year renewal option and annual rent of approximately $158 thousand plus 2.75% annual increases. Bankshares will also be liable for their proportionate share of operating expenses and real estate taxes.

13. SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2003	2002
Supplemental Disclosures of Cash Flow Information:			
Interest paid during the year	$ 6,916	$ 5,076	$ 3,107
Income taxes paid during the year	$ 1,149	$ 2,255	$ 487
Supplemental Disclosures of Noncash Activities:			
Fair value adjustment for securities	$ 277	$ (4,063)	$ 2,157

14. DEPOSITS

The aggregate amount of time deposits in denominations of $100 or more at December 31, 2004 and 2003 was $81,859 and $70,261, respectively.

At December 31, 2004, the scheduled maturities of time deposits (in thousands) are as follows:

2005	$ 64,782
2006	49,940
2007	5,685
2008	14,785
2009	27,355
Total	**$ 162,547**

Brokered deposits totaled $58.3 million and $61.2 million at December 31, 2004 and 2003, respectively.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Bankshares, through its banking subsidiary, is party to credit-related financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Bankshares' exposure to credit loss is represented by the contractual amount of these commitments. Bankshares follows the same credit policies in making commitments and as it does for on-balance-sheet instruments.

At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2004	2003
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 64,640	$ 57,712
Standby letters of credit	$ 3,085	$ 1,867

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bankshares evaluates each customer's credit worthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by Bankshares, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which Bankshares is committed.

Standby letters of credit are conditional commitments issued by Bankshares to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bankshares generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2004, Bankshares had rate lock commitments to originate mortgage loans totaling $4.1 million and loans held for sale of $24.7 million. It is management's intent to enter into corresponding commitments, on a best-efforts basis, to sell these loans to third-party investors.

From time to time Bankshares will enter into forward purchase agreements for investment securities. These purchases generally will settle within 90 days of the end of the reporting period. As of December 31, 2004, Bankshares entered into various forward purchase commitments amounting to $3.7 million.

Bankshares maintains cash accounts and Federal funds sold in other commercial banks. The amount on deposit with correspondent institutions, including Federal funds sold at December 31, 2004, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $1.4 million.

16. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Substantially all of Bankshares' loans, commitments and standby letters of credit have been granted to customers located in the Washington, DC metropolitan area. The concentrations of credit by type of loan are set forth in Note 4.

17. EMPLOYEE BENEFITS

Bankshares has a 401(k) defined contribution plan covering substantially all full-time employees and provides that an employee becomes eligible to participate immediately on employment provided they are age 21 or older. Under the plan, a participant may contribute up to 15% of his or her covered compensation for the year, subject to certain limitations. Bankshares currently matches 50% of employee contributions up to 6%. Matching contributions totaled $56 thousand, $43 thousand and $29 thousand, for the years ended December 31, 2004, 2003 and 2002, respectively. Bankshares may also make, but is not required to make, a discretionary contribution for each participant. The amount of contribution, if any, is determined on an annual basis by the Board of Directors. No contributions were made by Bankshares during the years ended December 31, 2004 and 2003.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for Bankshares' various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of Bankshares.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Short-Term Investments and Federal Funds Sold
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities
For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of restricted stock approximates fair value based on the redemption provisions of the issuers.

Loan Held for Sale
Fair value is based on selling price arranged by arms-length contracts with third parties.

Loan Receivables
For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest
The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities
The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings
The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Federal Home Loan Bank Advances
The fair values of Bankshares' Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Trust Preferred Capital Notes
The fair value of Bankshares' Trust Preferred Capital Notes are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments
The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2004 and 2003, the carrying amounts of loan commitments and standby letters of credit were immaterial.

The estimated fair values of Bankshares' financial instruments are as follows:

	2004		2003	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash and short-term investments	$ 29,467	$ 29,467	$ 11,321	$ 11,321
Federal funds sold	1,139	1,139	32,709	32,709
Securities	209,141	209,141	175,099	175,099
Loans, net	206,904	205,625	117,318	117,696
Loans held for sale	24,746	24,746	13,033	13,033
Accrued interest receivable	2,687	2,687	2,171	2,171
Financial liabilities:				
Non-interest bearing deposits	$ 128,287	$ 128,287	$ 88,874	$ 88,874
Interest-bearing deposits	227,404	228,163	187,865	187,557
Short-term borrowings	45,352	44,890	35,251	35,272
FHLB advances	20,000	20,000	13,000	13,032
Trust Preferred Capital Notes	10,310	10,310	10,310	10,310
Accrued interest payable	751	751	816	816

Bankshares assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Bankshares' financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to Bankshares. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate Bankshares' overall interest rate risk.

19. REGULATORY MATTERS

The Bank, as a state bank, is subject to the dividend restrictions set forth by the Bureau of Financial Institutions of the Commonwealth of Virginia (the "Bureau"). Under such restrictions, the Bank may not, without the prior approval of the Bureau, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. As of December 31, 2004, the aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the Parent Company, without prior regulatory approval, totaled $9.8 million or 21.1% of consolidated net assets. As of December 31, 2004, 2003 and 2002, no dividends were declared.

As a member of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank stock equal to 6% of the Bank's capital and surplus. The Bank is only required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

Bankshares (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that Bankshares and the Bank meet all capital adequacy requirements to which it is subject.

Bankshares and the Bank's actual capital amounts and ratios are also presented in the table below (in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 60,488	22.3%	$ 21,689	8.0%	N/A	N/A
Alliance Bank Corporation	$ 47,161	17.4%	$ 21,628	8.0%	$ 27,035	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 58,188	21.5%	$ 10,845	4.0%	N/A	N/A
Alliance Bank Corporation	$ 44,861	16.6%	$ 10,814	4.0%	$ 16,221	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$ 58,188	11.6%	$ 20,025	4.0%	N/A	N/A
Alliance Bank Corporation	$ 44,861	9.0%	$ 20,003	4.0%	$ 25,004	5.0%
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 32,548	18.4%	$ 14,147	8.0%	N/A	N/A
Alliance Bank Corporation	$ 28,407	16.1%	$ 14,113	8.0%	$ 17,642	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 26,380	15.0%	$ 7,073	4.0%	N/A	N/A
Alliance Bank Corporation	$ 26,963	15.3%	$ 7,057	4.0%	$ 10,585	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$ 26,380	7.0%	$ 15,027	4.0%	N/A	N/A
Alliance Bank Corporation	$ 26,963	7.3%	$ 14,691	4.0%	$ 18,363	5.0%

20. STOCK OPTION PLAN

Effective June 30, 1999, as amended on May 28, 2003, the Bank established an incentive and non-qualified stock option plan. The plan is administered by the Board of Directors of Bankshares acting upon recommendations made by the Stock Option Committee appointed by the Board. The plan is currently authorized to grant a maximum of 844,500 shares to directors, key employees and consultants. The options are granted at the fair market value of Bankshares common stock at the date of grant. The term of the options shall not exceed ten years from the date of grant. The options vest on a schedule determined by the Stock Option Committee based on financial performance criteria.

The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	December 31,		
	2004	2003	2002
Dividend yield	0.00%	0.00%	0.00%
Expected life	6.60 years	6.82 years	10 years
Expected volatility	25.89%	25.79%	30.13%
Risk-free interest rate	3.76%	3.04%	3.81%

A summary of the status of Bankshares stock option plan is presented below:

	2004		2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1,	588,950	$ 6.23	512,663	$ 4.63	440,663	$ 4.47
Granted	180,300	18.00	145,625	11.01	72,000	5.59
Forfeited	(43,300)	14.59	(563)	5.39	- -	- -
Exercised	(68,362)	4.55	(68,775)	4.50	- -	- -
Outstanding at December 31,	**657,588**	**$ 5.62**	**588,950**	**$ 6.23**	**512,663**	**$ 4.63**
Exercisable at end of year	**386,681**		**415,341**		**482,091**	
Weighted-average fair value per option of options granted during the year	**$ 4.96**		**$ 4.59**		**$ 3.78**	

The status of the options outstanding at December 31, 2004 is as follows:

	Options Outstanding		Options Exercisable	
Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
5 years	294,413	$ 4.45	294,413	$ 4.45
7 years	16,875	$ 4.89	16,875	$ 4.89
8 years	59,850	$ 5.59	54,000	$ 5.44
9 years	131,150	$ 10.93	21,394	$ 10.89
10 years	155,300	$ 18.09	- -	$ - -

All options granted, available under the Plan, and exercisable have been restated for all three years giving retroactive effect to the common stock dividends distributed on October 26, 2001 and September 29, 2003.

21. EARNINGS PER SHARE

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Weighted average number of shares for all years reported has been restated giving effect to the common stock dividends distributed on October 26, 2001 and September 29, 2003. Potential dilutive common stock had no effect on income available to common shareholders.

	2004		2003		2002	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	4,546,117	$ 0.61	3,208,169	$ 1.24	3,172,653	$ 0.76
Effect of dilutive securities, stock options	326,964		296,200		111,680	
Diluted earnings per share	4,873,081	$ 0.57	3,504,369	$ 1.14	3,284,333	$ 0.74

Average shares of 184,000 and 21,000 have been excluded from the earnings per share calculation for 2004 and 2003, because their effects were anti-dilutive. No shares were excluded in the 2002 calculation.

22. COMMON STOCK DIVIDEND AND CAPITALIZATION

On September 29, 2003, Bankshares' board of directors approved a three-for-two stock split in the form of a common stock dividend. The common stock dividend was in the form of one share of Bankshares common stock, par value $4.00 per share, for every two shares of Bankshares common stock issued and outstanding as of the close of business on September 17, 2003, and was paid on September 29, 2003 to stockholders of record at the close of business on September 17, 2003.

On February 23, 2004, we issued 1,481,470 shares of common stock in a registered public offering at a price of $17.00 per share before commissions and expenses. Gross proceeds amounted to $25.2 million. Net proceeds after commissions but prior to other offering expenses were approximately $23.9 million. A portion of the new capital was downstreamed from Bankshares to the banking subsidiary, Alliance Bank. Bankshares is using the net proceeds from this offering to provide additional capital to the Bank to support anticipated increases in our loans and deposits as our business grows.

23. PARENT ONLY FINANCIAL INFORMATION

Alliance Bankshares Corporation Balance Sheets (Parent Corporation Only)

December 31, 2004 and 2003

(Dollars in thousands)

	2004	2003
ASSETS		
Cash	$ 12,743	$ 3,954
Investment in subsidiaries	43,295	25,107
Other assets	966	727
Total assets	**$ 57,004**	**$ 29,788**
Liabilities		
Trust Preferred Capital Notes	$ 10,310	$ 10,310
Other liabilities	72	123
Total liabilities	10,382	10,433
STOCKHOLDERS' EQUITY		
Common stock	19,173	12,966
Capital surplus	19,855	1,745
Retained earnings	9,160	6,393
Accumulated other comprehensive income (loss), net	(1,566)	(1,749)
Total stockholders' equity	46,622	19,355
Total liabilities and stockholders' equity	**$ 57,004**	**$ 29,788**

Alliance Bankshares Corporation Statements of Income (Parent Corporation Only)

*For the Periods Ended December 31, 2004, 2003 and 2002**

(Dollars in thousands, except share data)

	2004	2003	2002
INCOME			
Interest income	$ - -	$ 1	$ - -
EXPENSES			
Interest expense	534	249	- -
Professional fees	57	86	- -
Other expense	69	66	- -
Total expense	660	401	- -
Loss before income tax (benefit) and undistributed income of subsidiaries	(660)	(400)	- -
Income tax (benefit)	(251)	(147)	- -
Loss before undistributed income of subsidiaries	(409)	(253)	- -
Undistributed income of subsidiaries	3,176	4,242	2,422
Net income	**$ 2,767**	**$ 3,989**	**$ 2,422**

**The period ended December 31, 2002 represents the period from inception of Alliance Bankshares Corporation thru December 31, 2002.*

Alliance Bankshares Corporation Statements of Cash Flows (Parent Corporation Only)

*For the Periods Ended December 31, 2004, 2003 and 2002**

(Dollars in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 2,767	$ 3,989	$ 2,422
Adjustments to reconcile net income to net cash (used in) operating activities:			
Undistributed income of subsidiaries	(3,176)	(4,242)	(2,422)
Increase in other assets	(170)	(727)	- -
Increase in accrued expenses	51	123	- -
Net cash (used in) operating activities	**(528)**	**(857)**	**- -**
CASH FLOWS FROM INVESTING ACTIVITIES			
Increase in investment in subsidiaries	(15,000)	(5,980)	- -
Net cash (used in) investing activities	**(15,000)**	**(5,980)**	**- -**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from issuance of common stock	24,317	481	- -
Proceeds from Trust Preferred Capital Notes	- -	10,310	- -
Net cash provided by financing activities	**24,317**	**10,791**	**- -**
CASH AND CASH EQUIVALENTS			
Net Increase in Cash and Cash Equivalents	8,789	3,954	- -
Beginning of Year	3,954	- -	- -
End of Year	**$ 12,743**	**$ 3,954**	**$ - -**

**The period ended December 31, 2002 represents the period from inception of Alliance Bankshares Corporation thru December 31, 2002.*

24. SEGMENT REPORTING

Bankshares has two reportable segments: traditional commercial banking and a mortgage banking business. Revenues from commercial banking operations consist primarily of interest earned on loans and investment securities and fees from deposit services. Mortgage banking operating revenues consist principally of interest earned on mortgage loans held for sale, gains on sales of loans in the secondary mortgage market and loan origination fee income.

The commercial bank segment provides the mortgage segment with the short term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest based on a premium over their cost to borrow funds. These transactions are eliminated in the consolidation process.

The following table presents segment information for the years ended December 31, 2004, 2003 and 2002:

	2004			
	Commercial Banking	Mortgage Banking	Eliminations	Consolidated Totals
Revenues:				
Interest income	$ 19,177	$ 1,447	$ (1,473)	$ 19,151
Gain on sale of loans	- -	5,362	- -	5,362
Other	785	34	- -	819
Total operating income	19,962	6,843	(1,473)	25,332
Expenses:				
Interest expense	6,852	1,473	(1,473)	6,852
Provision for loan loss	886	- -	- -	886
Salaries and employee benefits	3,535	4,304	- -	7,839
Other	5,033	1,091	- -	6,124
Total operating expenses	16,306	6,868	(1,473)	21,701
Income before income taxes	$ 3,656	$ (25)	$ - -	$ 3,631
Total assets	$ 477,738	$ 29,278	$ (27,296)	$ 479,720
Capital expenditures	$ 800	$ 270	$ - -	$ 1,070

	2003			
	Commercial Banking	Mortgage Banking	Eliminations	Consolidated Totals
Revenues:				
Interest income	$ 14,678	$ 1,720	$ (1,781)	$ 14,617
Gain on sale of loans	- -	6,325	- -	6,325
Other	2,426	23	- -	2,449
Total operating income	17,104	8,068	(1,781)	23,391
Expenses:				
Interest expense	5,407	1,781	(1,781)	5,407
Provision for loan loss	396	- -	- -	396
Salaries and employee benefits	2,863	4,283	- -	7,146
Other	3,972	984	- -	4,956
Total operating expenses	12,638	7,048	(1,781)	17,905
Income before income taxes	$ 4,466	$ 1,020	$ - -	$ 5,486
Total assets	$ 355,993	$ 20,508	$ (19,453)	$ 357,048
Capital expenditures	$ 709	$ 308	$ - -	$ 1,017

	2002			
	Commercial Banking	Mortgage Banking	Eliminations	Consolidated Totals
Revenues:				
Interest income	$ 10,017	$ 1,111	$ (941)	$ 10,187
Gain on sale of loans	- -	2,995	- -	2,995
Other	1,361	- -	- -	1,361
Total operating income	11,378	4,106	(941)	14,543
Expenses:				
Interest expense	3,471	941	(941)	3,471
Provision for loan losses	478	- -	- -	478
Salaries and employee benefits	1,795	2,137	- -	3,932
Other	2,924	477	- -	3,401
Total operating expenses	8,668	3,555	(941)	11,282
Income before income taxes	$ 2,710	$ 551	$ - -	$ 3,261
Total assets	$ 280,036	$ 39,443	$ (38,854)	$ 280,625
Capital expenditures	$ 812	$ 104	$ - -	$ 916

The following discussion is intended to assist in understanding and evaluating the financial condition and results of operations of Alliance Bankshares, Alliance Bank and Alliance Home Funding, on a consolidated basis. This discussion and analysis should be read in conjunction with Alliance Bankshares' consolidated financial statements and related notes included in this annual report.

All share amounts and dollar amounts per share have been adjusted to reflect a three-for-two stock split in the form of a stock dividend paid on September 29, 2003.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed below and elsewhere in this report include forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," " anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. The forward-looking statements we use in this report are subject to significant risks, assumptions and uncertainties, including among other things, the following important factors that could affect the actual outcome of future events:

- Loss of key production personnel;
- Fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect our net interest margin, asset valuation and income and expense projections;
- Assumptions used within our ALM process and NII / EVE models;
- Adverse changes in the overall national economy as well as adverse economic conditions in our specific market areas within Northern Virginia and the greater Washington, D.C. Metropolitan region;
- Maintaining and developing well established and valuable client relationships and referral source relationships;
- Competitive factors within the financial services industry; and
- Changes in regulatory requirements and/or restrictive banking legislation.

Because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of future performance.

We caution you that the above list of important factors is not exclusive. These forward-looking statements are made as of the date of this report, and we may not undertake steps to update these forward-looking statements to reflect the impact of any circumstances or events that arise after the date the forward-looking statements are made.

Selected Financial Information

Year Ended December 31,

(Dollars in thousands, except per share data)

	2004	2003	2002	2001	2000
INCOME STATEMENT DATA:					
Interest income	$ 19,151	$ 14,617	$ 10,187	$ 6,477	$ 4,013
Interest expense	6,852	5,407	3,471	2,811	1,615
Net interest income	12,299	9,210	6,716	3,666	2,398
Provision for loan losses	886	396	478	189	210
Non-interest income	6,181	8,774	4,356	1,000	113
Non-interest expense	13,963	12,102	7,333	3,563	2,281
Income taxes (benefit)	864	1,497	839	151	(174)
Net income	$ 2,767	$ 3,989	$ 2,422	$ 763	$ 194
PER SHARE DATA AND SHARES OUTSTANDING DATA:[1]					
Basic net income	$ 0.61	$ 1.24	$ 0.76	$ 0.38	$ 0.10
Fully diluted net income	0.57	1.14	0.74	0.37	0.10
Cash dividends declared	- -	- -	- -	- -	- -
Book value at period end	9.73	5.97	5.54	4.33	3.92
Shares outstanding, period end	4,793,349	3,241,491	3,172,653	2,023,549	1,872,142
Average shares outstanding, basic	4,546,117	3,208,169	3,172,653	2,023,549	1,872,142
Average shares outstanding, diluted	4,873,081	3,504,369	3,284,333	2,064,630	1,913,560
BALANCE SHEET DATA:					
Total assets	$ 479,720	$ 357,048	$ 280,625	$ 144,820	$ 69,531
Total loans, net of unearned discount	209,204	118,762	82,786	52,927	40,774
Total investment securities	209,141	175,099	131,085	61,546	15,170
Total deposits	355,691	276,739	215,966	107,602	53,736
Stockholders' equity	46,622	19,355	17,568	13,721	7,339
PERFORMANCE RATIOS:					
Return on average assets	0.63%	1.16%	1.23%	0.76%	0.39%
Return on average equity	6.87%	21.00%	16.00%	9.26%	2.80%
Net interest margin [2]	3.10%	3.07%	3.88%	3.89%	5.08%
ASSET QUALITY RATIOS:[3]					
Allowance to period-end loans	1.10%	1.22%	1.29%	1.15%	1.05%
Allowance to non-performing loans	1.77X	3.58X	N/A	N/A	N/A
Nonperforming assets to total assets	0.27%	0.13%	N/A	N/A	N/A
Net charge-offs to average loans	0.02%	0.01%	0.03%	0.02%	N/A
CAPITAL RATIOS:					
Tier I risk-based capital	21.5%	15.0%	12.3%	17.1%	15.9%
Total risk-based capital	22.3%	18.4%	13.1%	17.8%	16.8%
Leverage capital ratio	11.6%	7.0%	6.4%	10.5%	11.8%
Total equity to total assets	9.7%	5.4%	6.3%	9.5%	10.6%

[1] All share amounts and dollar amounts per share have been adjusted to reflect the three-for-two stock splits in the form of a stock dividend paid on October 24, 2001 and on September 29, 2003.
[2] Net interest income divided by total average earning assets.
[3] Non performing assets consist of nonaccrual loans, restructured loans and foreclosed properties.

2004 PERFORMANCE HIGHLIGHTS

- **Assets were $479.7 million at December 31, 2004, an increase of $122.7 million (34.4%) from December 31, 2003.**
- **Total loans, net of unearned discount were $209.2 million at December 31, 2004, an increase of $90.4 million (76.2%) from December 31, 2003.**
- **Our investment portfolio was $209.1 million at December 31, 2004, an increase of $34.0 million (19.4%) from December 31, 2003.**
- **Deposits were $355.7 million at December 31, 2004, an increase of $79.0 million (28.5%) from December 31, 2003.**
- **We raised additional capital in the amount of $23.7 million through the sale of 1,481,470 shares of common stock.**
- **Alliance Home Funding opened a third mortgage loan origination office in Reston, Virginia.**

EXECUTIVE OVERVIEW

BALANCE SHEET

December 31, 2004 compared to December 31, 2003. Total assets were $479.7 million as of December 31, 2004, an increase of $123.0 million over the December 31, 2003 level of $357.0 million. As of year end 2004, total loans were $209.2 million, loans held for sale were $24.7 million and investments were $209.1 million. These earning assets amounted to $444.1 million or 92.3% of total assets at year end 2004. The balance of the earning assets was overnight federal funds sold of $1.1 million.

The allowance for loan losses was $2.3 million or 1.10% of loans outstanding as of December 31, 2004. This compares to $1.4 million or 1.22% of loans outstanding as of December 31, 2003. (The ratios exclude loans held for sale.) There were no non-performing assets as of December 31, 2004 compared to a single consumer loan of $20 thousand, as of December 31, 2003. Impaired loans or those loans requiring a specific allocation within the allowance for loan losses amounted to $1.3 million as of December 31, 2004 compared to $383 thousand as of December 31, 2003. The specific allocation of the allowance for loan losses was $161 thousand as of December 31, 2004 and $146 thousand as of December 31, 2003.

Total deposits amounted to $355.7 million as of December 31, 2004, an increase of $79.0 million over the December 31, 2003 level of $276.7 million. This growth is attributable to the business building efforts of relationship officers, branch locations opened in mid to late 2003 and the use of brokered deposits to augment our natural deposit growth. Total demand deposits were $128.3 million as of December 31, 2004 compared to $88.9 million as of year end 2003. Demand deposits represent 36.1% of total deposits as of December 31, 2004.

We use customer repurchase agreements ("customer repos") and wholesale funding from the Federal Home Loan Bank of Atlanta ("FHLB") to support the asset growth of the organization. As of December 31, 2004, there were $29.9 million of customer repos outstanding or $5.1 million less than were outstanding at the end of 2003. The growth relates to additional customers garnered in 2004 as well as expansion of existing customer relationships. As of December 31, 2004, the organization had $20.0 million in FHLB term advances outstanding, compared to $13.0 million as of December 31, 2003. The longer term FHLB advances are used as part of our overall Balance Sheet management strategy, which focuses on lengthening liabilities when feasible.

In June 2003, we issued $10 million in Trust Preferred Securities through a statutory business trust. As of December 31, 2004 the full $10 million was considered Tier I regulatory capital. As of December 31, 2003 only $5.3 million of the Trust Preferred Securities was considered Tier I regulatory capital. The remainder was considered Tier II regulatory capital.

Total stockholders' equity was $46.6 million as of December 31, 2004 and $19.4 million as of December 31, 2003. Book value per share increased from $5.97 in 2003 to $9.73 as of December 31, 2004. The significant increase is attributed to the capital stock offering that was completed in February 2004. Approximately $25.2 million in gross proceeds were generated from the sale of 1,481,470 shares of common stock at an offering price of $17.00 per share.

December 31, 2003 compared to December 31, 2002. Total assets were $357.0 million at December 31, 2003, an increase of $76.4 million over the December 31, 2002 level of $280.6 million. The loan portfolio, net of discounts and fees, was $118.8 million at December 31, 2003, $36.0 million greater than the December 31, 2002 level of $82.8 million. Investment securities available for sale amounted to $175.1 million at December 31, 2003, a $44.0 million increase over the December 31, 2002 level of $131.1 million. At December 31, 2003, the deposit portfolio was $276.7 million, a $60.8 million increase over the December 31, 2002 level of $216.0 million. Total stockholders' equity amounted to $19.4 million at December 31, 2002, an increase of $1.8 million over the $17.6 million level at December 31, 2002. Book value per share increased from $5.54 in 2002 to $5.97 as of December 31, 2003.

Critical Accounting Policies

Bankshares' financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Because Bankshares has a relatively short operating history, historical trends do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends and peer comparisons in addition to historical experience to evaluate the allowance for loan losses.

Our allowance for loan losses has three basic components: the specific allowance, the general allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for loans identified for impairment testing. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, a specific reserve is established based on Bankshares' calculation of the loss embedded in the individual loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, Bankshares does not separately identify individual consumer and residential loans for impairment testing unless loans become 30 days or more past due.

The general allowance is determined by segregating un-criticized loans (non-classified loans and loans identified for impairment testing for which no impairment was identified) by loan type and our own internal 10-point risk rating system. We then apply allowance factors which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, we consider the following: (i) delinquencies, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers' management, (vi) national and local economic trends, (vii) concentrations of credit, (viii) quality of loan review system and (ix) the effect of external factors (e.g., competition and regulatory requirements).

The unallocated component is maintained to cover certain uncertainties that could affect management's estimate of probable losses due to the imprecision in the underlying assumptions used to calculate the specific and general portions of the allowance for loan losses.

Results of Operations

2004 compared to 2003. For the year ended December 31, 2004, net income amounted to $2.8 million, compared to $4.0 million for 2003. Earnings per common share, basic were $.61 in 2004 and $1.24 in 2003. Earnings per common share, diluted were $.57 in 2004 and $1.14 in 2003. Return on average equity was 6.87% in 2004 compared to 21.00% in 2003. Return on average assets was .63% in 2004 compared to 1.16% in 2003. The net interest margin was 3.10% in 2004 which compares to 3.07% in 2003.

The overall earnings per share were impacted by the effect of the February 2004 stock offering. The offering increased the average 2004 outstanding common shares by 1,267,000.

Our core banking unit generated $3.7 million in pre tax income in 2004 compared to the 2003 pre tax income of $4.5 million. The 2003 results included significant gains on the sale of investment securities, trading gains and mortgage banking income. On comparable basis the 2004 banking unit results were stronger than the 2003 core operations results.

2003 compared to 2002. For the year ended December 31, 2003 net income amounted to $4.0 million compared to $2.4 million for 2002. Earnings per common share, basic were $1.24 in 2003 and $.76 in 2002. Earnings per common share, diluted were $1.14 in 2003 and $.74 in 2002. Return on average equity was 21.00% in 2003 compared to 16.00% in 2002. Return on average assets was 1.16% in 2003 compared to 1.23% in 2002. The net interest margin was 3.07% in 2003 which compares to 3.88% in 2002.

Interest Income and Expense

Net interest income was $12.3 million in 2004 or $3.1 million greater than the 2003 level of $9.2 million. The increase is primarily attributable to the substantial increase in net earning assets. Since late 2001, Alliance Bank has consistently added municipal securities to its investment securities portfolio. On a fully taxable equivalent basis, the municipal securities contributed $529 thousand of tax equivalent interest income bringing total net interest income to $12.8 million for the year ended December 31, 2004.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances.

Average Balances, Interest Income and Expense and Average Yield and Rates [1]

Year Ended December 31,

(Dollars in thousands)

	2004			2003			2002		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS									
INTEREST EARNING ASSETS:									
Investment securities	$ 199,836	$ 8,905	4.46%	$ 158,152	$ 7,542	4.77%	$ 87,184	$ 4,961	5.69%
Loans [2]	175,743	10,289	5.85%	130,210	7,438	5.71%	81,612	5,416	6.64%
Federal funds sold	38,511	486	1.26%	32,313	267	0.83%	15,346	232	1.51%
Total interest earning assets	414,090	19,680	4.75%	320,675	15,247	4.75%	184,142	10,609	5.76%
NON-INTEREST EARNING ASSETS:									
Cash and due from banks	20,006			15,792			10,678		
Premises and equipment	2,060			1,591			832		
Other assets	7,179			8,255			1,765		
Less: allowance for loan losses	(1,705)			(1,246)			(778)		
Total non-interest earning assets	27,540			24,392			12,497		
Total Assets	**$ 441,630**			**$ 345,067**			**$ 196,639**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
INTEREST BEARING LIABILITIES:									
Interest-bearing demand deposits	$ 23,880	$ 246	1.03%	$ 17,340	$ 199	1.15%	$ 10,739	$ 177	1.65%
Money market deposit accounts	22,702	308	1.36%	18,609	306	1.64%	16,169	346	2.14%
Savings accounts	3,056	34	1.11%	2,237	30	1.34%	1,142	20	1.75%
Time deposits	162,108	4,401	2.71%	112,919	3,184	2.82%	49,554	1,705	3.44%
Total interest-bearing deposits	211,746	4,989	2.36%	151,105	3,719	2.46%	77,604	2,248	2.90%
FHLB Advances	19,617	486	2.48%	15,844	318	2.01%	10,500	365	3.48%
Other borrowings	51,669	1,377	2.67%	62,351	1,370	2.20%	33,348	858	2.57%
Total interest-bearing liabilities	283,032	6,852	2.42%	229,300	5,407	2.36%	121,452	3,471	2.86%
NON-INTEREST BEARING LIABILITIES:									
Demand deposits	115,617			92,222			58,652		
Other liabilities	2,702			4,553			1,401		
Total liabilities	401,351			326,075			181,505		
Stockholders' Equity	40,279			18,992			15,134		
Total Liabilities and Stockholders' Equity	**$441,630**			**$345,067**			**$196,639**		
Interest Spread [3]			**2.33%**			**2.40%**			**2.90%**
Net Interest Margin [4]		**$ 12,828**	**3.10%**		**$ 9,840**	**3.07%**		**$ 7,138**	**3.88%**

[1] The rates and yields are on a fully tax equivalent basis assuming a 34% federal tax rate.
[2] The bank had no nonaccruing loans in 2004 or 2002 and $20 thousand in 2003.
[3] Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.
[4] Net interest margin is net interest income, expressed as a percentage of average earning assets.

Our net interest margin was 3.10% for the year ended December 31, 2004, compared to 3.07% for 2003. The average yield on loans increased from 5.71% in 2003 to 5.85% in 2004. Our fixed rate term loans generally use a three or five year treasury security as the base index for the customer rate. The net interest margin was impacted negatively by the growth of Alliance Home Funding. In the period between the initial mortgage loan funding and the investor sale, we earn the customer loan note rate from our mortgage banking clients. During the first half of 2003, interest rates were trending downward and many of the customer mortgage loans were originated at note levels lower than the typical rates charged by us on commercial or commercial real estate loans. The rapid growth of Alliance Home Funding had a positive impact on our overall net interest income earned, but it had a negative impact on our net interest margin. For example, in 2003 mortgage banking customers could originate LIBOR based mortgages with rates below 4%, when the typical commercial transaction was priced near 6%. However, the net interest income earned, on a fully taxable equivalent basis, grew from $9.8 million in 2003 to $12.8 million in 2004, an increase of 30.4%.

Average loan balances were $175.7 million for the year ended December 31, 2004, compared to $130.2 million for 2003. The related interest income from loans was $10.3 million in 2004, an increase of $2.9 million over the 2003 levels. The average yield on loans increased from 5.71% in 2003 to 5.85% in 2004.

Investment securities income of $8.9 million (on a fully taxable equivalent basis) brought our net interest income level to $12.8 million (on a fully taxable equivalent basis) for the year ended December 31, 2004. This represents an increase of $3.0 million in net interest income (on a fully taxable equivalent basis) over the 2003 level of $9.8 million. The tax equivalent yields on investment securities for the year ended December 31, 2004 and 2003 were 4.46% and 4.77%, respectively. The decline in the investment portfolio is a result of strategic initiatives undertaken to reduce the weighted average life and duration of the investment portfolio.

Excess liquidity results in federal funds sold for us. For the year ended December 31, 2004, federal funds sold contributed $486 thousand of interest income, compared to $267 thousand for the same period in 2003.

Average interest-bearing funding sources (deposits and purchased funds) grew to $283.0 million in 2004, which was $53.7 million greater than the 2003 level of $229.3 million. Interest expense for all interest-bearing liabilities amounted to $6.9 million during for the year ended December 31, 2004, a $1.5 million increase over the 2003 level of $5.4 million. Cost of interest bearing liabilities for the year ended December 31, 2004 was 2.42%, or 6 basis points higher than the 2003 level of 2.36%.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Volume and Rate Analysis

(Dollars in thousands)

	Years Ended December 31, 2004 compared to 2003			Years Ended December 31, 2003 compared to 2002		
		Change Due To:			Change Due To:	
	Increase/(Decrease)	Volume	Rate	Increase/(Decrease)	Volume	Rate
INTEREST EARNING ASSETS						
Investments	$ 1,363	$ 1,809	$ (446)	$ 2,581	$ 3,221	$ (640)
Loans	2,851	2,664	187	2,022	2,644	(622)
Federal funds sold	219	59	160	35	59	(24)
Total Increase (Decrease) in Interest Income	4,433	4,532	(99)	4,638	5,924	(1,286)
INTEREST BEARING LIABILITIES						
Interest bearing deposits	1,270	1,419	(149)	1,471	1,851	(380)
Purchased funds	175	57	118	465	338	127
Total Increase (Decrease) in Interest Expense	1,445	1,476	(31)	1,936	2,189	(253)
Increase (Decrease) in Net Interest Income	**$ 2,988**	**$ 3,056**	**$ (68)**	**$ 2,702**	**$ 3,735**	**$ (1,033)**

Allowance for Loan Losses & Asset Quality

Our loan portfolio has experienced very few past due loans since inception. At December 31, 2004, Alliance Bank had no nonaccrual loans compared to a single loan that was on nonaccrual status totaling $20 thousand at December 31, 2003. The allowance for loan losses was $2.3 million at December 31, 2004, or 1.10% of loans outstanding, compared to $1.4 million or 1.22% of loans outstanding, at December 31, 2003. (These ratios exclude loans held for sale.) In 2004, we had net charge-offs of $30 thousand compared to $18 thousand in 2003 and $79 thousand since inception in 1998.

As of December 31, 2004, we had loans from eight borrowers that were recorded as "special mention" and "substandard" on our internal loan watch list. These impaired loans amount to $1.3 million. We have allocated a $161 thousand of our allowance for loan losses towards these specific loans. This compares to an impaired loan balance of $383 thousand as of December 31, 2003. The allowance for loan losses as of December 31, 2003 included a specific allocation for the impaired loans of $146 thousand.

The allowance for loan losses was 1.22% of net loans, or $1.4 million, at December 31, 2003, and 1.29% of net loans, or $1.1 million at December 31, 2002. Net charge-offs were $18 thousand in 2003, compared to $22 thousand in 2002.

As part of our routine credit administration process, we engage an outside consulting firm to review our loan portfolio periodically. The information from these reviews is used to monitor individual loans as well as to evaluate the overall adequacy of the allowance for loan losses.

A loan may be placed on nonaccrual status when the loan is specifically determined to be impaired or when principal or interest is delinquent 90 days or more. We closely monitor individual loans, and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner with minimum exposure to us. We maintain a policy of adding an appropriate amount to the allowance for loan losses to ensure an adequate reserve based on the portfolio composition, specific credit extended by Alliance Bank and general economic conditions.

In reviewing the adequacy of the allowance for loan losses at each period, management takes into consideration the historical loan losses experienced by the organization, current economic conditions affecting the borrowers' ability to repay, the volume of loans, trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing loans. After charging off all known losses which have been incurred in the loan portfolio, management considers the allowance for loan losses adequate to cover its estimate of probable losses.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

Year Ended December 31,

(Dollars in thousands)

	2004	2003	2002	2001	2000
Balance, beginning of period	$ 1,444	$ 1,066	$ 610	$ 430	$ 220
Provision for loan losses	886	396	478	189	210
Chargeoffs:					
Commercial	- -	44	16	- -	- -
Consumer	40	- -	11	9	- -
Total chargeoffs	40	44	27	9	- -
Recoveries:					
Commercial	- -	23	- -	- -	- -
Consumer	10	3	5	- -	- -
Total recoveries	10	26	5	- -	- -
Net chargeoffs	30	18	22	9	- -
Balance, end of period	**$ 2,300**	**$ 1,444**	**$ 1,066**	**$ 610**	**$ 430**
Allowance for loan losses to total loans	1.10%	1.22%	1.29%	1.15%	1.05%
Allowance for loan losses to non-accrual loans	NM	72.2X	N/A	N/A	N/A
Non-performing assets to allowance for loan losses	56.40%	27.90%	N/A	N/A	N/A
Net chargeoffs to average loans	0.02%	0.01%	0.03%	0.02%	N/A

The following table provides a breakdown of the allowance for loan losses. However, management does not believe that the allowance for loan losses can be fragmented by category with any precision that would be useful to investors. The breakdown of the allowance for loan losses is based primarily upon those factors discussed above in computing the allowance for loan losses as a whole. Because all of these factors are subject to change, the breakdown is not necessarily indicative of the category of future loan losses.

Allocation of the Allowance for Loan Losses

December 31,

(Dollars in thousands)

	2004	2003	2002	2001	2000
Commercial	$ 437	$ 434	$ 350	$ 150	$ 150
Commercial real estate	901	409	275	175	100
Real estate construction	383	127	150	75	50
Residential real estate	403	383	191	150	80
Consumer	40	24	100	60	50
Other	136	67	- -	- -	- -
Total loans	**$ 2,300**	**$ 1,444**	**$ 1,066**	**$ 610**	**$ 430**

LOANS

We grant mortgage, commercial, real estate and consumer loans in the normal course of business. The loan portfolio net of discounts and fees was $209.2 million as of December 31, 2004 or $90.4 million greater than the December 31, 2003 level of $118.8 million. The loan portfolio contains $169.8 million in real estate related loans as of December 31, 2004. The real estate loans include home equity loans, owner-occupied commercial real estate and residential construction loans. Approximately $35.1 million of the loan portfolio at December 31, 2004 is represented by commercial loans. These loans are generally secured and include adequate cashflows to support repayment of the loans.

The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

Loan Portfolio

December 31,

(Dollars in thousands)

	2004		2003		2002		2001		2000	
	Amount	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**
Commercial	$35,077	16.8%	$ 29,300	24.7%	$16,491	19.9%	$12,073	22.8%	$15,687	38.5%
Commercial real estate	71,432	34.2%	37,444	31.5%	24,710	29.9%	15,140	28.6%	9,719	23.8%
Real estate construction	38,578	18.4%	11,264	9.5%	11,111	13.4%	4,402	8.3%	4,670	11.4%
Residential real estate	59,819	28.6%	37,281	31.4%	27,438	33.1%	18,862	35.7%	8,680	21.3%
Consumer	4,020	1.9%	3,190	2.7%	3,036	3.7%	2,500	4.7%	2,062	5.1%
Other	278	0.1%	283	0.2%	- -	0.0%	- -	0.0%	- -	0.0%
Less: unearned discount & fees	--	0.0%	- -	0.0%	- -	0.0%	(50)	-0.1%	(44)	-0.1%
Total loans	**$209,204**	**100%**	**$118,762**	**100.0%**	**$82,786**	**100.0%**	**$52,927**	**100.0%**	**$40,774**	**100.0%**

The following table presents the maturities or repricing periods of selected loans outstanding at December 31, 2004:

Loan Maturity Distribution

December 31, 2004

(Dollars in thousands)

	One Year or Less	After One Year Through Five Years	After Five Years	Total
Commercial	$ 20,142	$ 12,345	$ 2,590	$ 35,077
Real estate construction	36,254	2,324	- -	38,578
Total	**$ 56,396**	**$ 14,669**	**$ 2,590**	**$ 73,655**
LOANS WITH:				
Fixed Rates	$ 10,635	$ 21,244	$ 20,097	$ 51,976
Variable Rates	109,880	47,348	- -	157,228
Total	**$ 120,515**	**$ 68,592**	**$ 20,097**	**$ 209,204**

LOANS HELD FOR SALE

In 2001, we established our mortgage banking subsidiary, Alliance Home Funding, LLC. As part of our business strategy to offer complementary services to clients while minimizing risk, generally all loans originated by Alliance Home Funding are presold to correspondent lenders. As of December 31, 2004, $24.7 million of Loans Held for Sale were part of our asset base, as compared to $13.0 million at December 31, 2003. Our business objective includes having the loans sold, shipped and funded within a 90 day period.

INVESTMENT SECURITIES

We generally classify investment securities as available for sale under the classifications outlined in FASB Statement No. 115. In all periods presented, we had a single investment of $100,000 classified as held to maturity. We use the portfolio to manage excess liquidity, customer deposit volatility and asset/liability mix.

Investment securities available for sale were $209.0 million as of December 31, 2004, an increase of $34.0 million over the December 31, 2003 level of $175.0 million. The growth in the investment security portfolio is directly related to the growth in deposits experienced in 2004. The effects of unrealized gains (losses) on the portfolio were ($2.4) million at December 31, 2004 and ($2.7) million at December 31, 2003. The unrealized losses amounted to 1.1% of the investment portfolio value as of December 31, 2004 and 1.5% of the investment portfolio value as of December 31, 2003.

Our investment portfolio at December 31, 2004 and 2003 contained callable US agency securities, US agency collateralized mortgage obligations, US agency mortgage backed securities, state and municipal bonds, Federal Reserve Bank stock, Federal Home Loan Bank stock and other securities. Our basic investment philosophy includes investments that provide stable cash flows, municipal securities and callable securities. According to our policy, the investment portfolio may contain corporate debt securities. The investment portfolio did not contain any corporate debt securities at December 31, 2004 or December 31, 2003. We actively manage our portfolio duration and composition with the changing market conditions and changes in balance sheet risk management needs. Additionally, the securities are pledged as collateral for certain borrowing transactions and repurchase agreements.

Contractual maturities of collateralized mortgage obligations and mortgage backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. We generally expect theses securities to prepay prior to contractual maturity. Additionally, callable agency securities may be called by the issuer prior to the contractual maturity.

In 2004 we developed and implemented an investment strategy focused on three key prongs. The first prong focused on managing the base duration of the callable bond portions of the portfolio. The second prong focused on expanding the cash flowing portion of the investment portfolio. The final prong focused on managing the municipal bond or higher yielding portion of the portfolio. All of the strategies were undertaken within the context of the overall balance sheet and the then current investment portfolio and the overall investment market conditions.

BASE DURATION MANAGEMENT

In 2003 the interest rate environment and our balance sheet structure suggested that lengthening duration of the callable investment portion of the investment portfolio would maximize our investment returns while balancing out reinvestment concerns. Our strategy focused on acquiring callable agency bonds with final maturities ranging from 5 to 10 years. Although these instruments varied in structure the goal was to reduce investment cash flow as interest rates were generally declining. This phenomenon occurred in the first half of 2003. In the second half of 2003, interest rates generally increased. As a result many callable instruments performed like single maturity instruments and had a longer base case duration.

As we entered 2004, we embarked on an investment strategy for the Agency sector which called for minimum reinvestment and to let the balance of this sector mature, be called or sold. The remaining portion of this sector provides a stable base within the investment portfolio. We generally felt interest rates would be flat to rising in 2004 and as such our investment activity was geared to a different product which would have shorter cash flow characteristics. During 2004, through a combination of sales, calls and other investment purchases we reduced the overall agency bond portion of the investment portfolio from 52.0% of the investment portfolio to 269% of the investment portfolio. The December 31, 2004 Agency portfolio was $56.3 million with a weighted average yield of 4.53% and a weighted average life of 7.4 years. This compares to the December 31, 2003 level of $91.1 million with a weighed average yield of 4.52% and a weighted average life of 7.8 years.

CASHFLOWING INSTRUMENTS

The second prong of the investment strategy was to maximize monthly cash flow. As previously stated the economic conditions in mid 2003 and beyond have generally favored cashflowing investments. This type of investment allows the organization to have liquidity in most economic times. Our interest rate bias in 2004 was for flat to rising interest rates. As such we have developed an investment portfolio composed of a variety of cashflowing bonds. We currently own Agency Mortgage Backed Securities, Agency CMOs and Private Label CMOs. The instruments have varying maturity and coupon characteristics. We own 7 year balloons, 10 year MBS, 15 year MBS, 20 year MBS, GNMA hybrid ARMs, Agency CMOs with locked out positions, Agency CMOs that are presently in the cash flow windows. In addition, we own Private Label CMOs with varying issuers and AAA ratings along with varying coupons. The diversified nature of this portion of the investment portfolio is to provide cash flow or interest rate repricing in most economic cycles. As of December 31, 2004, these instruments amounted to $121.4 million with a weighted average yield of 4.24% and a weighted average life of 3.1 years.

PORTFOLIO YIELD

The third prong of the investment strategy is surrounded on investment yield performance. We generally invest in AAA insured bank qualified municipal bonds. This portion of the investment portfolio is invested on a longer duration basis. We own instrument with maturities ranging from 2015 to 2026. Many of the instruments have call features which would allow the issuer to redeem the bonds prior to final maturity.

The December 31, 2004 Municipal portfolio was $27.9 million with a weighted average tax equivalent yield of 5.68% and a weighted average life of 12.6 years. This compares to the December 31, 2003 level of $40.9 million with a weighed average yield of 7.69% and a weighted average life of 13.2 years.

The overall investment portfolio had a base case duration of 2.8 years as of December 31, 2004. If interest rates rise the base case duration extends to 4.4 years or very similar to the duration of a 5 year US Treasury security which has a duration of 4.7 years. The investment portfolio is modeled on an instrument level basis for portfolio management purposes. In addition, the investment portfolio is modeled on a detailed basis within the NII and EVE ALM models. The performance of the investment portfolio in the interest rate shock tests is considered as part of the overall balance sheet management process and appropriate ALM strategies are developed and implemented accordingly.

Investment securities available for sale amounted to $175.0 million at December 31, 2003, a $44.0 million increase over the December 31, 2002 level of $131.0 million. The effects of unrealized gains (losses) on the portfolio were ($2.7) million at December 31, 2003 and $1.4 million at December 31, 2002.

The following table sets forth a summary of the investment securities portfolio at December 31, 2004, 2003 and 2002:

Investment Securities [1]

December 31,

(Dollars in thousands)

	2004	2003	2002
AVAILABLE FOR SALE SECURITIES			
US Government agency securities	$ 56,323	$ 91,078	$ 52,393
US Government agency CMOs & PCMOs	75,959	3,267	6,419
US Government agency MBS	45,450	38,000	43,166
Municipal securities	27,910	40,921	26,744
FHLB & FRB Common Stock	3,344	1,678	1,738
Other investments	55	55	525
Total Available For Sale Securities [2]	**$ 209,041**	**$ 174,999**	**$130,985**
HELD TO MATURITY SECURITIES			
Certificate of Deposit	$ 100	$ 100	$ 100
Total Held To Maturity Securities [2]	**$ 100**	**$ 100**	**$ 100**
Total Investment Securities [2]	**$ 209,141**	**$ 175,099**	**$ 131,085**

[1] Contractual maturities are not a reliable indicator of the expected life of investment securities. Instruments may be prepaid by the borrower or issuer.
[2] *AFS* investments at market value; *HTM* investments at cost basis.

The following table summarizes the contractual maturity of the investment securities on an amortized cost basis and their weighted average yield as of December 31, 2004:

Maturities of Investment Securities

December 31, 2004

(Dollars in thousands)

	Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
AVAILABLE FOR SALE SECURITIES										
US Government agency securities	$ --	0.00%	$ --	0.00%	$ 51,699	4.35%	$ 5,965	6.41%	$ 57,664	4.56%
US Government agency CMOs & PCMOs**	--	0.00%	--	0.00%	--	0.00%	76,369	4.31%	76,369	4.31%
US Government agency MBS**	--	0.00%	--	0.00%	21,299	4.00%	24,235	4.15%	45,534	4.08%
States & Municipal securities*	--	0.00%	--	0.00%	--	0.00%	28,448	5.64%	28,448	5.64%
Other securities	--	0.00%	--	0.00%	--	0.00%	3,399	4.75%	3,399	4.75%
Total Available For Sale Securities	**$ --**	**0.00%**	**$ --**	**0.00%**	**$ 72,998**	**4.25%**	**$138,416**	**4.66%**	**$ 211,414**	**4.52%**
HELD TO MATURITY SECURITIES										
Certificate of Deposit	$ --	0.00%	$ 100	2.35%	$ --	0.00%	$ --	0.00%	$ 100	2.35%
Total Held To Maturity Securities	**$ --**	**0.00%**	**$ 100**	**2.35%**	**$ --**	**0.00%**	**$ --**	**0.00%**	**$ 100**	**2.35%**

* States & Municipal securities yield is on a fully tax equivalent basis assuming a 34% federal tax rate.
** Contractual maturities of CMOs and mortgage backed securities ("MBS") are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time.

INTEREST RATE SENSITIVITY ANALYSIS AND INTEREST RATE RISK MANAGEMENT

Management evaluates interest rate sensitivity on a periodic basis. As part of the evaluation, we review our "static" gap position. Business and pricing strategies are adjusted based upon management's view of likely interest rate scenarios in conjunction with the current balance sheet structure.

Interest Sensitivity Analysis

December 31, 2004

(Dollars in thousands)

	Maturing or Repricing				
	Within 3 Months	**4-12 Months**	**1-5 Years**	**Over 5 Years**	**Total**
INTEREST EARNING ASSETS:					
Investment securities [1]	$ 100	$ - -	$ - -	$ 211,414	$ 211,514
Loans held for sale	24,746	- -	- -	- -	24,746
Loans	111,226	5,404	68,592	23,982	209,204
Interest-bearing deposits	200	- -	- -	- -	200
Federal funds sold	1,139	- -	- -	- -	1,139
Total interest-earning assets	137,411	5,404	68,592	235,396	446,803
INTEREST BEARING LIABILITIES:					
Interest-bearing demand deposits	32,976	- -	- -	- -	32,976
Money market deposit accounts	27,823	- -	- -	- -	27,823
Savings accounts & IRAs	4,058	- -	- -	- -	4,058
Time deposits	16,153	48,628	55,625	42,141	162,547
Total interest-bearing deposits	81,010	48,628	55,625	42,141	227,404
FHLB Advances	17,000	- -	- -	3,000	20,000
Repos	29,890	- -	- -	- -	29,890
Other borrowings	15,462	- -	- -	- -	15,462
Trust Preferred Capital Notes	10,310	- -	- -	- -	10,310
Total interest-bearing liabilities	153,672	48,628	55,625	45,141	303,066
Period Gap	**$(16,261)**	**$ (43,224)**	**$ 12,967**	**$ 190,255**	**$ 143,737**
Cumulative Gap	**$(16,261)**	**$ (59,485)**	**$(46,518)**	**$ 143,737**	**$ 143,737**
Cumulative Gap / Total Assets	**-3.4%**	**-12.4%**	**-9.7%**	**30.0%**	**30.0%**

[1] Investment securities are reflected herein at amortized cost. The fair value is $2.7 million lower than the amortized cost. Contractual maturities are not a reliable indicator of the expected life of investment securities because instruments may be prepaid by the borrower or issuer.

The cumulative negative gap position within one year was $59.5 million, or (12.4%) of total assets, at December 31, 2004. The negative gap suggests that the net interest margin will decrease in a market of rising interest rates, as liabilities will reprice faster than assets. While this measurement technique is common in the financial services industry it has limitations and is not our sole tool for measuring interest rate sensitivity. We do not believe this model accurately reflects the true short and long term interest rate exposure of Alliance. As an example, $211 million of the investment securities are classified as greater than five years due to the contractual maturity of the instruments. A significant portion of the securities are expected to provide cash flow within one to two years (the investment models suggest in excess of $50 million at base interest rates). The shifting of the cash flow to a more realistic measurement provides a significantly different picture of the interest sensitivity of the organization. The organization generally performs like an asset sensitive company rather than a liability sensitive organization.

Since 1999 we have measured our balance sheet on a quarterly basis via an "earnings credit" balance sheet model. The review of the balance sheet weighs assets and liabilities that mature or reprice within one year. The assets and liabilities are weighted according to their specific correlation to movements in the prime rate. The most recent study results (December 2004) indicates an asset sensitive position.

In mid 2004, we began a project to enhance the sophistication of our current Asset Liability Management ("ALM") processes. We engaged a consulting firm to assist management in developing "best practices" in the ALM process. A core component of the project is the development of a more in-depth ALM model that measures Net Interest Income ("NII") and Economic Value of Equity ("EVE") results on a monthly basis. The results indicate that we are positioned well for rising interest rates. The Board of Directors has approved NII and EVE metrics for policy measurement and as of the most recent model run (December 2004), we are in compliance with all policy metrics with the exception of the down 100 basis point measure for NII. We are outside of the policy metric in that particular interest rate scenario. The Board ALCO and management ALCO feel that compliance with the down 100 basis point NII metric will happen over time, and we do not plan any immediate actions for compliance at this time. The short term interest rate model (NII) indicates we are asset sensitive. The long term model (EVE) indicates a stable to slightly declining EVE in a rising interest rate environment.

As part of our interest rate risk management, we typically use the investment portfolio to balance our interest rate exposure. We purchase or sell fixed or floating rate investment products with longer or shorter durations, as necessary. Additionally, the pricing of deposits is adjusted within the market area to favor money market or certificates of deposits depending on the need for floating or fixed rate liabilities. The pricing of loan products is a function of interest rate risk management strategies and the market conditions in the area. In many cases, interest rate risk pricing desires are not consistent with the general market, which requires us to balance our interest rate risk through other products. An example of this is that in a rising rate environment, the loan customer typically prefers fixed rate loans and banks typically desire floating rate loans. In this example, we would add floating rate or adjustable securities or price certificates of deposit aggressively to balance the interest rate risk.

The interest sensitivity position does not measure the impact of interest rate changes on the market value of our investment securities portfolio. Rising interest rates will cause a decline in the market value of our investment securities. A decline in the market value of the investment portfolio could make managing the net interest income exposure more difficult.

There is no guarantee that the risk management and balance sheet management strategies we employ will be effective in periods of rapid rate movements. We believe our strategies are prudent in the base case of our modeling efforts as of December 31, 2004.

NON-INTEREST INCOME

The following table highlights the major components of non-interest income for the periods referenced:

Non-Interest Income

Year Ended December 31,

(Dollars in thousands)

	2004	2003	2002	2001	2000
Gain on loan sales	$ 5,362	$ 6,325	$ 2,995	$ 515	- -
Net gain on sale of securities	346	1,837	820	255	- -
Net gain on trading activities	51	250	302	- -	- -
Deposit account service charges	205	180	114	85	38
Other	217	182	125	145	75
Total	**$ 6,181**	**$ 8,774**	**$ 4,356**	**$ 1,000**	**$ 113**

The primary source of non-interest income is gains on the sale of residential mortgage loans. Gains from sales of mortgage loans were $5.4 million for the year ended December 31, 2004. This represents a decrease of $963 thousand over the $6.3 million level in 2003. The mortgage banking activity and performance has a correlation to interest rates. As interest rates rise home buyers may elect to finance homes with adjustable mortgage products or, if rates rise significantly, defer a home purchase. The volatility in interest rates could result in slower mortgage production or lower levels of mortgage banking income. The loss of key employees may also affect production. During the fourth quarter of 2004, several staffing changes occurred. We also hired additional staff to help keep pace with the changing growth of Alliance Home Funding. During the transition period production was low, leading to the decrease in gain on loan sales.

In the year ended December 31, 2004, we had net gains of $346 thousand on the sale of investment securities. This represents a decrease of $1.5 million over the 2003 level of $1.8 million. During 2003, we reallocated our investment portfolio to manage the high levels of actual and projected prepayments on collateralized mortgage obligations and mortgage backed securities. In addition to managing the mortgage related investments, a variety of agency and municipal securities were sold. The repositioning of the portfolio generated a larger level of securities gains than we routinely experience in the ordinary course of business. We have separately disclosed net gains from securities held for a short period of time for the pair off of certain mortgage backed securities transactions. The net gain on trading activities amounted to $250 thousand for the year ended December 31, 2003, compared to $51 thousand for the year ended December 31, 2004.

Routine banking fees such as account maintenance, insufficient funds, online banking, stop payment, and wire transfer fees amounted to $205 thousand, $180 thousand and $114 thousand, for each of the years ended December 31, 2004, 2003 and 2002, respectively. Our other non-interest income is predominately from ATM fees. This type of fee income is a modest activity for Alliance Bank.

Our gains on mortgage loan sales amounted to $6.3 million during the year ended December 31, 2003. This represented a $3.3 million increase over the 2002 level of $3.0 million. This dramatic increase in mortgage banking income is a reflection of a full year of mortgage banking operations with an expanded production team.

As part of our routine balance sheet management strategy, a variety of investment securities were sold in 2002. The repositioning along with some pair off transactions resulted in gains of $2.1 million during the year ended December 31, 2003, compared to $1.1 million during the year ended December 31, 2002.

NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 2004 amounted to $14.0 million, compared to the 2003 level of $12.1 million. Salary and benefits expense for the year ended December 31, 2004 was $7.8 million, compared to the December 31, 2003 level of $7.1 million. The significant increase results from commissions and incentives paid on mortgage banking production as well as new personnel in Alliance Bank. Total salary and benefits expense for Alliance Home Funding amounted to $4.3 million for the year ended December 31, 2004 and the year ended December 31, 2003. Occupancy and furniture and equipment costs were up $427 thousand in 2004 from the 2003 level of $1.6 million. The change in occupancy expense is directly related to opening branches and offices. Our Manassas mortgage loan office opened in January 2003, our Ballston banking office opened in June 2003, our Tysons Corner banking office opened in December 2003 and our Reston mortgage loan office opened in February of 2004. Other operating expenses amounted to $4.1 million in 2004, compared to $3.4 million in 2003. Other operating expenses increased due to increased marketing efforts, absorption of branch operating costs and professional fees.

Non-interest expense for 2003 amounted to $12.1 million, compared to the 2002 level of $7.3 million. The increase is directly related to our expansion activities. The largest component of non-interest expense is salaries and benefits. Salary and benefits expenses in 2003 were $7.1 million, or $3.2 million higher than the 2002 level of $3.9 million. As a growing organization, we expanded our retail, commercial and private banking staffs to meet growth and profitability targets. Additionally, the salaries, commissions and benefits associated with Alliance Home Funding contributed to the growth in salaries and other non-interest expense. Occupancy and furniture and equipment costs in 2003 were up $695 thousand over the 2002 level of $893 thousand. Other operating expenses amounted to $3.4 million in 2003, compared to $2.5 million in 2002. In August 2002 we opened our Reston banking office. The costs associated with opening these locations increased our other operating expenses due to marketing and general branch openings programs. In addition, our professional fees rose due to costs incurred in the establishment of the holding company.

The components of other operating expenses for the periods referenced were as follows:

Non-Interest Expense

Year Ended December 31,

(Dollars in thousands)

	2004	2003	2002	2001	2000
Business development	$ 605	$ 549	$ 465	$ 327	$ 214
Office expense	767	735	518	348	156
Bank operations expense	920	746	565	320	241
Data processing & professional fees	1,146	775	596	260	221
Other	671	563	364	163	101
Total	**$ 4,109**	**$ 3,368**	**$ 2,508**	**$ 1,418**	**$ 933**

INCOME TAXES

We recorded an income tax expense of $864 thousand in 2004 compared to an income tax expense of $1.5 in 2003. Our effective tax rates were 23.8% for the year ended December 31, 2004 and 27.3% for the year ended December 31, 2003. The effective tax rate is lower than the statutory rate of 34% primarily due to the benefits of our municipal bond portfolio.

DEPOSITS

We have made a special effort to obtain deposits from title and mortgage loan closing companies, which generally provide a good source of non-interest bearing deposits. We have developed products and services using available technology that meet the needs of these customers. The balances on deposit with us tend to fluctuate greatly during any given month, depending on transaction scheduling and overall market conditions. These balances represent a substantial portion of our non-interest bearing deposits. These deposits are subject to significant reduction during slow real estate markets. In order to meet the withdrawal needs of these customers, we monitor our liquidity, investment securities and lines of credit on a constant basis. We have sold and will in the future sell investment securities as a source of liquidity.

We seek deposits within our market area by paying competitive interest rates, offering high-quality customer service and using technology to deliver deposit services effectively. At December 31, 2004, the deposit portfolio was $355.7 million, a $79.0 million increase over the December 31, 2003 level of $276.7 million. We have seen growth in several key categories over the periods compared. Key deposit categories, such as NOW, money market and certificates of deposit have all grown in proportion to overall company growth. The effects of several deposit gathering and branching initiatives have allowed our deposit and customer base to continually expand.

From time to time, we gather time deposits from the wholesale marketplace. Brokered certificates of deposit allow us to fund loan and investment growth with minimal sales efforts. At December 31, 2004, we had $58.3 million in such deposits. The balance of the $58.3 million consists of two types of "brokered" deposits. At December 31, 2004, we had $10.0 million of brokered deposits that relate to a state government program and $48.3 million of brokered deposits that are part of a periodic marketing program by a licensed broker on our behalf. We entered into a series of brokered deposits during 2003 as part of a corporate initiative to extend the maturity of liabilities. The certificates issued as part of the brokered deposit program have maturities ranging from one to three years from issuance. This type of funding is an excellent tool to support the growth of our mortgage banking unit, Alliance Home Funding. As market conditions warrant and balance sheet needs dictate, we may continue to participate in the wholesale certificates of deposit market. As with any deposit product, we have potential risk for non-renewal by the customer and/or broker.

At December 31, 2003, deposits were $276.7 million, a $60.8 million increase over the December 31, 2002 level of $216.0 million. At December 31, 2003, we had $61.2 million in brokered deposits, compared to $23.9 million at December 31, 2002. The December 31, 2003 balance of the $61.2 million consists of two types of "brokered" deposits. At December 31, 2003, we had $10.0 million of brokered deposits that relate to a state government program and $51.2 million of brokered deposits that are part of a periodic marketing program by a licensed broker on our behalf. We entered into a series of brokered deposits during 2003 as part of a corporate initiative to extend the maturity of liabilities. The certificates issued as part of the brokered deposit program have maturities ranging from one to three years from issuance. The December 31, 2002 balance of $23.9 million consisted $6.0 million of brokered deposits that relate to a government program and $17.9 million in brokered deposits that were issued as part of a marketing program by a licensed broker on our behalf. The $17.9 million was made up of two certificates of deposit. The first $11.0 million matured in January 2003, and the balance matured in August 2003.

The following table details the average amount of, and the average rate paid on, the following primary deposit categories for the periods indicated:

Average Deposits and Average Rates Paid

Year Ended December 31,

(Dollars in thousands)

	2004			2003			2002		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
INTEREST BEARING LIABILITIES:									
Interest-bearing demand deposits	$23,880	$ 246	1.03%	$17,340	$ 199	1.15%	$10,739	$ 177	1.65%
Money market deposit accounts	22,702	308	1.36%	18,609	306	1.64%	16,169	346	2.14%
Savings accounts	3,056	34	1.11%	2,237	30	1.34%	1,142	20	1.75%
Time deposits	162,108	4,401	2.71%	112,919	3,184	2.82%	49,554	1,705	3.44%
Total interest-bearing deposits	211,746	**$ 4,989**	**2.36%**	151,105	**$ 3,719**	**2.46%**	77,604	**$ 2,248**	**2.90%**
Non-interest bearing deposits	115,617			92,222			58,652		
Total deposits	**$ 327,363**			**$ 243,327**			**$ 136,256**		

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2004:

Certificate of Deposit Maturity Distribution

December 31, 2004

(Dollars in thousands)

	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
CERTIFICATES OF DEPOSIT				
Less than $ 100,000	$ 4,080	$ 17,906	$ 10,382	$ 32,368
Greater than or equal to $ 100,000	13,395	29,401	87,383	130,179
Total	**$ 17,475**	**$ 47,307**	**$ 97,765**	**$ 162,547**

CAPITAL

Both Alliance Bankshares and Alliance Bank are considered "well capitalized" under the risk-based capital guidelines adopted by the various regulatory agencies. Stockholders' equity amounted to $46.6 million as of December 31, 2004 and $19.4 million as of December 31, 2003. Book value per share increased from $5.97 in 2003 to $9.73 as of December 31, 2004. The significant increase is directly related to a capital stock offering that took place in February 2004. Approximately $25.2 million in gross proceeds were generated from the sale of 1,481,470 shares of common stock at an offering price of $17.00 per share. Expenses associated with the offering were $1.3 million for broker fees and $200 thousand for legal, accounting, printing, and miscellaneous fees. Bankshares is using the net proceeds from this offering to provide additional capital to the bank to support anticipated increases in our loans and deposits as our business grows.

Alliance Bankshares' ability to pay cash dividends is restricted by banking regulations. We have not declared or paid cash dividends since inception. It is our general policy to retain earnings to support future organizational growth.

On June 30, 2003, Alliance Bankshares' wholly-owned Delaware statutory business trust privately issued $10 million face amount of the trust's floating rate trust preferred capital securities ("Trust Preferred Securities") in a pooled trust preferred capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $10.3 million principal amount of Alliance Bankshares' floating rate junior subordinated debentures due 2033 ("Subordinated Debentures"). Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time after five years from the issue date. The Subordinated Debentures are an unsecured obligation of Alliance Bankshares and are junior in right of payment to all present and future senior indebtedness of Alliance Bankshares. The Trust Preferred Securities are guaranteed by Alliance Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated statements of condition of Alliance Bankshares under the caption "Trust Preferred Capital Securities of Subsidiary Trust." Alliance Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300,000. This cost is being amortized over a five year period from the issue date. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15% subject to quarterly interest rate adjustments. The interest rate as of December 31, 2004 was 5.64%.

A portion of Trust Preferred Securities may be included in the regulatory computation of capital adequacy as Tier I capital. Under the current guidelines, Tier I capital may include up to 25% of stockholders' equity excluding accumulated other comprehensive income (loss) in the form of Trust Preferred Securities. At December 31, 2004 the entire amount was considered Tier I capital, as compared to December 31, 2003 were approximately, $5.3 million of the Trust Preferred Securities was included in Tier I capital. The remaining $4.7 million was considered Tier II capital in 2003.

Alliance Bankshares is considered "well capitalized" as of December 31, 2004, 2003 and 2002. The following table shows our capital categories, capital ratios and the minimum capital ratios currently required by bank regulators:

Risk Based Capital Analysis

Year Ended December 31,

(Dollars in thousands)

	2004	2003	2002
TIER I CAPITAL			
Common stock	$ 19,173	$ 12,966	$ 8,460
Capital surplus	19,855	1,745	5,770
Retained earnings	9,160	6,393	2,404
Less: disallowed assets	- -	- -	- -
Add: Qualifying Trust Preferred Securities	10,000	5,276	- -
Total tier I capital	**58,188**	**26,380**	**16,634**
TIER II CAPITAL			
Allowance for loan losses	2,300	1,444	1,066
Qualifying Trust Preferred Securities	- -	4,724	- -
Total tier II capital	2,300	6,168	1,066
Total Risk Based Capital	**$ 60,488**	**$ 32,548**	**$ 17,700**
Risk weighted assets	**$271,118**	**$176,418**	**$135,629**
Quarterly average assets	**$500,625**	**$375,671**	**$258,344**

CAPITAL RATIOS				Regulatory Minimum
Tier 1 risk based capital ratio	**21.5%**	15.0%	12.3%	**4.0%**
Total risk based capital ratio	**22.3%**	18.4%	13.1%	**8.0%**
Leverage ratio	**11.6%**	7.0%	6.4%	**4.0%**
Equity to assets ratio	**9.7%**	5.4%	6.3%	**N/A**

PURCHASED FUNDS AND OTHER BORROWINGS

Purchased funds and other borrowings include repurchase agreements (which we offer to commercial customers and affluent individuals), federal funds purchased and treasury, tax and loan balances. Customer repurchase agreements amounted to $29.9 million at December 31, 2004, compared to $35.0 million at December 31, 2003 and $29.5 million at December 31, 2002. Outstanding federal funds purchased were $15.0 million at December 31, 2004, compared to no outstanding federal funds purchased at December 31, 2003 or 2002.

Customer repurchases are standard repurchase agreement transactions that involve an Alliance Bank customer instead of wholesale banks and brokers. We offer this product as an accommodation to larger retail and commercial customers that request safety for their funds beyond the FDIC deposit insurance limits. We believe this product offers us a stable source of financing at a reasonable market rate of interest. We do not have any open repurchase agreements with broker dealers.

LIQUIDITY

Our overall asset/liability strategy takes into account the need to maintain adequate liquidity to fund asset growth and deposit runoff. Our liquidity is impacted by the general growth of Alliance Bank, growth of Alliance Home Funding, the national and local mortgage refinance market and the investment portfolio. We use a variety of tools to manage our liquidity. These include pricing on loans and deposits, purchase or sale of investments, brokered deposits, the sale or participation of loans, and rates and fees on home mortgages. In addition, we have a variety of credit facilities at our disposal. Our funding department monitors our overall position daily. We can and will draw upon federal funds lines with correspondent banks, reverse repurchase agreement lines with correspondent banks and use FHLB advances. Our deposit customers frequently have lower deposit balances in the middle of each month. The deposit balances generally rise toward the end of each month. As such, we use wholesale funding techniques to support our overall balance sheet growth.

Our liquidity is directly impacted by Alliance Home Funding. As interest rates decline, mortgage refinances and home purchases increase. In addition to the impact of interest rate movements, Alliance Home Funding has been adding production personnel which we expect will increase loan originations and funding requirements. Alliance Bank provides a warehouse line of credit to Alliance Home Funding. The funds advanced on this line allow us to originate and hold mortgages until they are sold to third party investors. In 2004, advances under this line of credit averaged $26.3 million, compared to $31.9 million in 2003. Our general liquidity management activities take into account current and expected warehouse line of credit needs.

In 2003, we expanded our use of brokered deposits as part of our core business growth. Certificates of deposit issued under this program also support the funding needs of Alliance Home Funding as well as general interest rate risk management. We generally issue these instruments with a maturity of one year or longer. As with any deposit product, we have potential risk for non-renewal by the customer or broker.

An analysis of the purchased funds distribution is presented below for the periods indicated:

Purchased Funds Distribution

Year Ended December 31,

(Dollars in thousands)

	2004	2003	2002
AT PERIOD END			
FHLB Advances	$ 20,000	$ 13,000	$ 10,500
Customer repos	29,890	34,991	29,517
Other borrowed funds	15,462	260	4,965
Total at period end	**$ 65,352**	**$ 48,251**	**$ 44,982**
AVERAGE BALANCES			
FHLB Advances	$ 19,617	$ 15,844	$ 10,500
Customer repos	33,941	30,418	25,235
Other borrowed funds	17,728	26,819	8,113
Total average balance	**$ 71,286**	**$ 73,081**	**$ 43,848**
Average rate paid on all borrowed funds, end of period	**2.28%**	2.28%	2.50%
Average rate paid on all borrowed funds, during the period	**2.61%**	2.16%	2.79%
Maximum outstanding during period	**$ 70,322**	$ 96,908	$ 48,917

RETURN ON AVERAGE ASSETS AND AVERAGE EQUITY

The ratio of net income to average equity and average assets and certain other ratios are as follows:

Year Ended December 31,

(Dollars in thousands)

	2004	2003	2002
Average total assets	**$ 441,630**	$ 345,067	$ 196,639
Average stockholders' equity	**$ 40,279**	$ 18,992	$ 15,134
Net income	**$ 2,767**	$ 3,989	$ 2,422
Cash dividends declared	**$ - -**	$ - -	$ - -
Return on average assets	**0.63%**	1.16%	1.23%
Return on average shareholders' equity	**6.87%**	21.00%	16.00%
Average stockholders' equity to average total assets	**9.12%**	5.50%	7.70%

OFF-BALANCE SHEET ACTIVITIES

Alliance Bankshares, Alliance Bank and Alliance Home Funding enter into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and financial guarantees which would impact the overall liquidity and capital resources to the extent customer's accept and or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. See Note 15 to the Consolidated Financial Statements for further discussion of the nature, business purpose and elements of risk involved with these off-balance sheet arrangements. With the exception of these off-balance sheet arrangements, and Alliance Bankshares' obligations in connection with its Trust Preferred Securities, we have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RECENT ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 2 of the Notes to Consolidated Financial Statements contained herein.

STOCK TRANSFER AGENT

Register and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Toll free: (800) 368-5948
www.rtco.com

INDEPENDENT ACCOUNTANTS

Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, VA 22601
(540) 662-3417
www.yhbcpa.com

Alliance Bankshares Corporation
4280 Park Meadow Drive, Suite 350
Chantilly, VA 20151
(703) 814-7200

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